Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and among
Graco Inc.,
Graco Holdings Inc.,
Graco Minnesota Inc.,
Illinois Tool Works Inc.,
and
ITW Finishing LLC,
dated as of April 14, 2011

TABLE OF CONTENTS
Page

ARTICLE 1 DEFINITIONS	1

ARTICLE 2 PURCHASE AND SALE OF ASSETS	10
2.1 Acquired Assets	10
2.2 Excluded Assets	12
2.3 Assumed Liabilities	13
2.4 Excluded Liabilities	14

ARTICLE 3 PURCHASE PRICE	15
3.1 Purchase Price and Preliminary Purchase Price Adjustment	15
3.2 Post-Closing Purchase Price Adjustment	16
3.3 Allocation of Purchase Price	17
3.4 Bulk Sales Compliance	18

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLERS	18
4.1 Authority; Consents	18
4.2 Organization and Qualification	19
4.3 Acquired Subsidiaries	19
4.4 Good Title; Sufficiency of Assets	19
4.5 Financial Statements; Internal Controls	20
4.6 No Material Change	20
4.7 Inventory	22
4.8 Tax Matters	22
4.9 Real Property	24
4.10 Intellectual Property	25
4.11 Material Contracts	28
4.12 Employee Matters	30
4.13 Litigation	32
4.14 Compliance with Laws; FCPA	33
4.15 Permits and Licenses	34
4.16 Environmental Matters	34
4.17 Insurance	35
4.18 Benefit Plans/Schemes	36
4.19 Books and Records	38
4.20 Transactions with Related Parties	38
4.21 No Undisclosed Liabilities	39
4.22 Major Customers and Suppliers	39
4.23 Product Warranties	39
4.24 Brokers or Agents	39
4.25 Scope of Representations and Warranties of Sellers	39
4.26 No Additional Representations	40

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER	40
5.1 Authority; Consents	40
5.2 Organization and Qualification	41
5.3 Financial Ability	41
5.4 Brokers or Agents	41

ARTICLE 6 COVENANTS	41
6.1 Pre-Closing Covenants	41
6.2 Post-Closing Covenants	47
6.3 Employee Matters	50
6.4 Tax Matters	54
6.5 Environmental Investigation and Remediation	56

ARTICLE 7 CONDITIONS TO CLOSING AND CLOSING DELIVERIES	57
7.1 Conditions of Purchaser’s Obligations	57
7.2 Conditions of Sellers’ Obligations	60

ARTICLE 8 INDEMNIFICATION	61
8.1 Survival	61
8.2 Indemnification by Sellers	61
8.3 Indemnification by Purchaser	63
8.4 Limitations on Indemnification	63
8.5 Procedure for Indemnification of Third Party Claims	65
8.6 Procedure for Indemnification of Other Claims	66
8.7 Tax Treatment of Indemnity Payments	66

ARTICLE 9 MISCELLANEOUS	66
9.1 Termination	66
9.2 Expenses	67
9.3 Governing Law; Venue; Waiver of Jury Trial	68
9.4 Notices	68
9.5 Entire Agreement; Amendment	69
9.6 Waiver	69
9.7 Benefit; Assignability	69
9.8 Counterparts	69
9.9 Publicity and Disclosures	69
9.10 No Third-Party Rights	69
9.11 Headings	70
9.12 Remedies	70
9.13 Further Assurances	70
9.14 Disclosure Schedules	70
9.15 Severability of Invalid Provision	70
9.16 Interpretation; Construction	70
9.17 Seller Parent Guaranty	71

Exhibits
Exhibit A — Form of Non-U.S. Subsidiary Purchase Agreement
Schedules (other than Disclosure Schedules)
Schedule 1.1 —Transaction Support Award Program
Schedule 1.2 — Transition Services
Schedule 2.1(k) — Acquired Subsidiaries
Schedule 2.3(g) — Assumed Intellectual Property Matters
Schedule 3.1(b) — Form of Closing Statement
Schedule 3.3 — Purchase Price Allocation
Schedule 6.1(j)(i) — Pre-Closing Finishing Business Organization Chart
Schedule 6.1(k) — Schedule Updates — Post-Signing Subsidiaries
Schedule 6.2(g) — Certain Key Employees
Schedule 6.3(a) — Assumed Benefit Plans/Schemes
Schedule 6.3(b) — Inactive Employee
Schedule 7.1(e) — Required Consents

ASSET PURCHASE AGREEMENT
          THIS ASSET PURCHASE AGREEMENT (including all schedules, exhibits and other agreements attached hereto or made a part hereof, and all amendments hereto, this “Agreement”) is made and entered into as of April 14, 2011, by and among Graco Inc., a Minnesota corporation (“Purchaser Parent”), Graco Holdings Inc., a Minnesota corporation (“Purchaser Holdco”), Graco Minnesota Inc., a Minnesota corporation (“IP Purchaser”), Illinois Tool Works Inc., a Delaware corporation (“Seller Parent”), and ITW Finishing LLC, a Delaware limited liability company (“U.S. Seller”).
WITNESSETH:
          WHEREAS, Sellers and the Acquired Subsidiaries are engaged in the business of developing, manufacturing, distributing, selling, and servicing liquid and powder finishing and coating systems and products (the “Finishing Business”); and
          WHEREAS, Purchasers desire to purchase from Sellers, and Sellers desire to sell to Purchasers, all of the assets of Sellers relating to the Finishing Business, upon the terms and subject to the conditions of this Agreement.
          NOW, THEREFORE, in consideration of and in reliance upon the representations, warranties and obligations contained herein, the parties agree as follows:
ARTICLE 1
DEFINITIONS
          The capitalized terms referred to in this Agreement have the meanings indicated below (and other capitalized terms are defined elsewhere in this Agreement):
          “Acquired Assets” has the meaning provided in Section 2.1.
          “Acquired Contracts” has the meaning provided in Section 2.1(e).
          “Acquired Subsidiaries” has the meaning provided in Section 2.1(k).
          “Acquisition Proposal” has the meaning provided in Section 6.1(f).
          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
          “Allocation” has the meaning provided in Section 3.3.
          “Agreement” has the meaning provided in the Preamble to this Agreement.

          “Ancillary Agreements” means any Contract (including the Bill of Sale, the Designated Acquired Assets Transfer Documents, the Non-U.S. Subsidiary Purchase Agreements, and the Transition Services Agreement) which is or is to be entered into at Closing or otherwise pursuant to this Agreement. The Ancillary Agreements executed by a specified Person shall be referred to as “such Person’s Ancillary Agreements,” “its Ancillary Agreements” or another similar expression.
          “Applicable Law” means all laws, statutes, constitutions, treaties, rules, codes, ordinances, regulations, rulings, whether federal, state, local, foreign, international, or other, and all orders, judgments, injunctions, decrees, permits, certificates and licenses of any Governmental Authority, and all interpretations of any of the foregoing by a Governmental Authority having jurisdiction or any arbitrator or other judicial or quasi-judicial tribunal.
          “Assumed Benefit Plans/Schemes” has the meaning provided in Section 6.3(a).
          “Assumed Liabilities” has the meaning provided in Section 2.3.
          “Audited Financial Statements” has the meaning provided in Section 7.1(f)(i).
          “Bill of Sale” means the Assignment and Assumption Agreement and Bill of Sale to be entered into at the Closing by and among the applicable Purchasers and Sellers (other than Sellers who execute a Non-U.S. Subsidiary Purchase Agreement), in a customary form reasonably acceptable to Purchaser Parent and Seller Parent.
          “Books and Records” means all books, records, data, ledgers, files, documents, Tax Returns, instruments, papers, computer files (including files stored on a computer’s hard drive or on other storage media), electronic files, correspondence, lists (including all customer and supplier lists and other information relating to customers and suppliers), drawings, and specifications, creative materials, advertising, merchandising, and promotional materials, sales materials, studies, reports, and other printed materials and records in any other medium.
          “Bulk-Transfer Laws” has the meaning provided in Section 3.4.
          “Business Day” means any day of the week other than (i) Saturday and Sunday and (ii) any day which banks located in Minneapolis, Minnesota or Chicago, Illinois are generally closed for business.
          “Business Intellectual Property” means all Intellectual Property that is either (i) owned by any Seller and is related primarily to the Finishing Business; or (ii) owned by any Acquired Subsidiary and specifically excluding any and all Excluded Domain Names.
          “Business Registered Intellectual Property” has the meaning provided in Section 4.10(a).
          “Cash and Cash Equivalents” means the sum of all cash and the fair market value (expressed in U.S. dollars) of all cash equivalents of any kind in accordance with GAAP

(including bank account balances and money market accounts, net of outstanding checks issued by any Acquired Subsidiary) of the Acquired Subsidiaries, in each case as of the Closing Date.
          “Closing” means the actual delivery of the instruments for conveyance of the Acquired Assets and the exchange and delivery by the parties of the other documents and instruments contemplated by this Agreement and the consummation of the transactions contemplated hereby, which shall take place at the offices of Faegre & Benson LLP, at 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota or at such other place as the parties may mutually agree on: (i) June 1, 2011; (ii) if the conditions set forth in Sections 7.1 and 7.2 hereof have not been satisfied or waived on or before June 1, 2011, the date that is the first Business Day of the month immediately following the month in which all of the conditions precedent in Sections 7.1 and 7.2 have been satisfied or waived (other than conditions with respect to actions that are to be taken at the Closing), unless such date is less than five Business Days before the last day of a fiscal quarter of Purchaser Parent, in which case the Closing shall occur on first Business Day after the last day of such fiscal quarter; or (iii) such other date as the parties may mutually agree on. The effective time of the Closing shall be the close of business on the Closing Date.
          “Closing Date” means the date on which the Closing occurs.
          “Code” means the U.S. Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.
          “Computer Systems” has the meaning provided in Section 4.10(h).
          “Confidential Information” means any information concerning the Finishing Business that is not generally available to the public.
          “Contract” means with respect to the Finishing Business any contract, agreement, lease, indenture, purchase order, sales order, mortgage, note, bond or other binding commitment, whether written or oral.
          “Damages” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses but excluding any punitive, exemplary, special, consequential damages and diminution in value claims which result from or arise out of (i) breach of any representation or warranty made in Article 4 or Article 5 or (ii) breach by any party of any of the covenants or agreements contained herein or to be performed before the Closing Date, except to the extent any such excluded damages are awarded to a third party pursuant to a Third Party Claim.
          “Debt” means, without duplication: (i) indebtedness for borrowed money; (ii) indebtedness secured by any Lien on property owned, whether or not the indebtedness secured thereby has been assumed; (iii) indebtedness evidenced by notes, bonds, debentures or other similar instruments; (iv) capital leases, including all amounts representing the capitalization of rentals in accordance with GAAP; (v) “earnouts” or similar payment obligations; (vi) all guarantees, endorsements and other contingent obligations with respect to liabilities of a type described in any of clauses (i) through (v) above; and (vii) interest, penalties, premiums, fees and expenses related to any of the foregoing.
          “Designated Acquired Assets” has the meaning provided in Section 2.1.
          “Designated Acquired Assets Transfer Documents” means such documents and instruments of transfer and assignment (including intellectual property assignments) to transfer and assign to IP Purchaser or its designee(s) all of the Business Registered Intellectual Property, in a customary form reasonably acceptable to Purchaser Parent and Seller Parent.
          “Disclosure Schedules” means the disclosure schedules attached to and made part of this Agreement.
          “Employee Benefit Plan/Scheme” means any employee benefit plan, scheme, program or arrangement of any kind (including any stock option or ownership plan, stock appreciation rights plan, stock purchase plan, bonus, incentive compensation, pension, superannuation, deferred compensation or profit-sharing plan, or any arrangement regarding any vacation, holiday, sick leave, fringe benefit, pre-Tax premium or flexible spending account plan or any plan providing benefits on or in anticipation of retirement or death) applicable to any Employees.
          “Employees” means the employees of Seller Parent and its Affiliates who are engaged in the Finishing Business and the employees of each Acquired Subsidiary, including the individuals whose names are set forth on Schedule 4.12(n).
          “Environmental Laws” means any Applicable Law or other legal requirement pertaining to pollution, the environment and/or the health or safety of the public or employees, including: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601, et seq. (“CERCLA”); the Solid Waste Disposal Act, also known as the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901, et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11011, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; the Clean Water Act, 33 U.S.C. §§ 1251, et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2602, et seq.; the Rivers and Harbors Act of 1899, 33 U.S.C. § 401, et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq.; any foreign, international, state, or local Applicable Law similar to the foregoing; all regulations issued pursuant to the foregoing; all Permits issued to any Seller pursuant to the foregoing; all common law decisions and any other state, federal, foreign, international, or local Applicable Law pertaining to: (i) the existence, cleanup and/or remedy of contamination on property; (ii) the emission or release of any Hazardous Material into the environment, including into sewer systems or within buildings; (iii) the control of hazardous wastes; (iv) the use, generation, transport, treatment, storage, disposal, removal or recovery of Hazardous Materials, including hazardous building materials; or (v) worker or community protection.
          “Exchange Act” means the U.S. Securities and Exchange Act of 1934, and the rules and regulations promulgated pursuant thereto.

          “Excluded Assets” has the meaning provided in Section 2.2.
          “Excluded Domain Names” means Internet domain names used in the Finishing Business by the Sellers prior to the Closing Date which include ‘ITW’ or any other trademarks of Sellers which are excluded from Business Intellectual Property.
          “Excluded Liabilities” has the meaning provided in Section 2.4.
          “FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78m and 78dd-1, et seq.
          “Final Adjustment Amount” has the meaning provided in Section 3.2(a).
          “Final Closing Balance Sheet” has the meaning provided in Section 3.2(a).
          “Final Closing Statement” has the meaning provided in Section 3.2(a).
          “Finishing Business” has the meaning provided in the Recitals to this Agreement.
          “GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement.
          “Governmental Authority” means any supranational, national, federal, state, departmental, county, municipal, regional or other governmental or quasi-governmental authority, agency, board, body, instrumentality, commission, tribunal, court, or arbitrator, whether U.S. or foreign.
          “Hazardous Materials” means any “hazardous substance,” “pollutant,” or “contaminant” as defined at 42 U.S.C. §9601, as well as any extremely hazardous substances, toxic substances, hazardous waste, pollutant, contaminant and any other substance, material or waste regulated by an Environmental Law. Hazardous Materials shall include petroleum products, agricultural chemicals, asbestos, urea formaldehyde and polychlorinated biphenyls, regardless of whether specifically listed or designated as a hazardous material under any Environmental Law.
          “Hired Employees” has the meaning provided in Section 6.3(d).
          “HSR Act” has the meaning provided in Section 4.1(d).
          “Inactive Employee” has the meaning provided in Section 6.3(b).
          “Indemnification Cap” has the meaning provided in Section 8.4(a).
          “Indemnified Party” has the meaning provided in Section 8.5(a).
          “Indemnifying Party” has the meaning provided in Section 8.5(a).

          “Independent Firm” has the meaning provided in Section 3.2(b).
          “Initial Purchase Price” has the meaning provided in Section 3.1(b).
          “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (iv) all mask works and all applications, registrations, and renewals in connection therewith; (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vi) all computer software (including source code, executable code, data, databases and related documentation); (vii) all advertising and promotional materials; (viii) all other proprietary rights; and (ix) all copies and tangible embodiments thereof (in whatever form or medium).
          “IP Purchaser” has the meaning provided in the Preamble to this Agreement.
          “ITW Executive Incentive Program” has the meaning provided in Schedule 6.3(i).
          “Leased Real Property” has the meaning provided in Section 4.9(a).
          “Liability” means any liability or obligation of any kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).
          “Lien” means any mortgage, pledge, lien, encumbrance, charge, assessment, deed of trust, lease, adverse claim, levy or other security interest.
          “Management Financial Statements” has the meaning provided in Section 4.5(a).
          “March 2011 Management Financial Statements” has the meaning provided in Section 4.5(a).
          “Material Adverse Effect” means a material adverse effect, whether individually or in the aggregate, on the business, operations, properties, assets, condition (financial or otherwise), Liabilities, or results of operations of the Finishing Business; provided, however, that none of the following (individually or in the aggregate) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) conditions generally affecting the United States or world economy or generally affecting one or more industries in which the Finishing Business operates; (b) national or international political or social conditions, including acts of terrorism or the engagement in or escalation of hostilities or acts of war involving the United States; (c) any natural disaster; (d) financial, banking or securities markets conditions and changes therein (including any disruption thereof, any decline in the price of any security or any market index or change in interest rates); (e) any increase in competition, whether from new entrants or existing competitors in any market in which the Finishing Business operates; or (f) any failure, in and of itself, by the Finishing Business to meet any internal or disseminated projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts and circumstances giving rise or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect), shall not be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur with respect to the Finishing Business; provided that, in each case, such changes, events, occurrences or states of facts do not disproportionately affect the Finishing Business in any material respect.
          “Net Operating Assets” means the net operating assets of the Finishing Business as of the Closing Date, calculated in accordance with methodologies used to calculate net operating assets on Schedule 3.1(b).
          “Non-U.S. Employees” means Employees engaged or employed immediately prior to the Closing wholly or primarily outside the United States, including those individuals identified on Schedule 4.12(n) as having a primary residence outside the United States.
          “Non-U.S. Subsidiary Purchase Agreements” means all of the purchase agreements relating to (a) the applicable Purchaser’s acquisition of all of the equity interests in each Acquired Subsidiary, to be entered into at the Closing by and between such Purchaser and the applicable Seller, or (b) the applicable Purchaser’s acquisition of the Acquired Assets (other than ownership interests in any Acquired Subsidiaries) held by any Subsidiary of Seller Parent that is not a U.S. entity, to be entered into at the Closing by and between the applicable Purchaser and each such Subsidiary; each such agreement to be based on (and reflect the substantive terms contained in) the form attached to this Agreement as Exhibit A, with such revisions as are mutually agreed upon by Purchasers and Sellers as necessary or appropriate to reflect the laws, regulations, and other requirements of any jurisdiction in which the applicable Acquired Subsidiary or foreign Seller is organized.
          “Notice of Objection” has the meaning provided in Section 3.2(b).
          “Owned Real Property” has the meaning provided in Section 4.9(a).
          “Permits” means all approvals, permits, licenses, orders, registrations, certificates, authorizations, consents, variances, and similar rights obtained from any Governmental Authority.
          “Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (b) any mechanic’s, materialmen’s, landlord’s or similar Lien arising or incurred in the ordinary course of business that secures any amount that is not overdue, (c) any Lien securing any Debt that is an Assumed Liability, (d) any easement, covenant, condition or restriction that does not materially impair the use, operation, or value of any asset to which it relates and as to which no material violation or encroachment exists, (e) any zoning or other governmentally established Lien that does not materially interfere with the operation of the Finishing Business, (e) purchase money liens securing rental payments under capital lease arrangements or (f) any other imperfections of title, if any, that do not materially impair the use, operation, or value of any asset to which it relates.
          “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, joint-stock company, or Governmental Authority.
          “Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on, and including, the Closing Date.
          “Pre-Closing Taxes” has the meaning provided in Section 6.4(a).
          “Preliminary Closing Statement” means an unaudited summary balance sheet of the Finishing Business as of the Closing Date, in the form attached hereto as Schedule 3.1(b), prepared by Sellers in good faith in accordance with the methodologies used to prepare Schedule 3.1(b).
          “Product” means any products and services provided by the Finishing Business.
          “Purchase Price” has the meaning provided in Section 3.1(a).
          “Purchaser Group” has the meaning provided in Section 8.2.
          “Purchaser Holdco” has the meaning provided in the Preamble to this Agreement.
          “Purchasers” means IP Purchaser, Purchaser Holdco, and any other Subsidiaries of Purchaser Parent that become Purchasers pursuant to Section 6.1(j), and each of them individually is referred to herein as a “Purchaser.”
          “Real Property” has the meaning provided in Section 4.9(a).
          “Real Property Lease” has the meaning provided in Section 4.9 (a).
          “Scheduled Contracts” has the meaning provided in Section 4.11(a).
          “SEC” means the U.S. Securities and Exchange Commission.
          “Sellers” means Seller Parent, U.S. Seller, and any other Subsidiaries of Seller Parent that become Sellers pursuant to Section 6.1(j), and each of them individually is referred to herein as a “Seller.”
          “Seller Group” has the meaning provided in Section 8.3.

          “Seller Owned Real Property” has the meaning provided in Section 4.9(a).
          “Seller Parent” has the meaning provided in the Preamble to this Agreement.
          “Seller Transaction Expenses” means any and all costs, expenses and fees incurred by Sellers in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the fees and expenses of their respective legal, accounting and financial advisors.
          “Sellers’ Knowledge,” “the Knowledge of Sellers” or any similar expression means (i) the actual knowledge after reasonable investigation, including reasonable investigation of records of the Finishing Business and with Employees, of Jane Warner, David Livingston, Claudio Merengo, Thomas White, Barry Holt, and Diane Delventhal, and (ii) the actual knowledge (with respect to such individual’s area of expertise) after reasonable investigation, including reasonable investigation of records of the Finishing Business and with Employees, of Bob Simitz, Mark Duff, Katie Weems, Joanna Pasek, Steve Micatka, Brian Clucas, Mark Croll, Lisa Guijt, Ken Ng, Bob Hank, Ken Brown, and Marge O’Connell.
          “Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.
          “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other interests, having by their terms ordinary voting power to elect a majority of the board of directors of such other Person (or others performing similar functions with respect to such other Person), is directly or indirectly owned or controlled by such first Person or by any one or more of such first Person’s Subsidiaries.
          “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, goods and services, alternative or add-on minimum, estimated, or other tax of any kind, including any interest, penalty or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
          “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          “Termination Date” has the meaning provided in Section 9.1(a)(vi).
          “Third Party Claim” has the meaning provided in Section 8.5(a).
          “Transaction Support Award Program” means the transaction support award letters by and between Seller Parent and any of its Subsidiaries and Affiliates and certain employees and executives of the Finishing Business described on Schedule 1.1.
          “Transition Services Agreement” means a transition services agreement, mutually acceptable to Purchaser Parent and Seller Parent, to be entered into at the Closing by and among the applicable Purchasers and Sellers, providing for Sellers’ provision of the transition services set forth on Schedule 1.2 (along with such other services as are mutually acceptable to Purchaser Parent and Seller Parent).
          “UK Employees” means those Employees exclusively employed by ITW Limited in the Finishing Business as carried out in the United Kingdom immediately before the Closing Date, each of whom is listed in Schedule 4.12(o).
          “Unresolved Items” has the meaning provided in Section 3.2(b).
          “U.S. Seller” has the meaning provided in the Preamble to this Agreement.
          “Valence Facility” means that certain real property and improvements located in Valence, France, and currently owned by ITW Surfaces & Finitions SAS, one of the Acquired Subsidiaries, and described by street address on Schedule 4.9.
ARTICLE 2
PURCHASE AND SALE OF ASSETS
          2.1 Acquired Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, convey, transfer and deliver to Purchasers, and Purchasers shall purchase from Sellers, free and clear of any Liens (except for Permitted Liens), all of the assets, properties, rights, claims, privileges, and interests of Seller Parent and its Subsidiaries of every kind and character and wherever located, in each case relating to, used in, or arising out of the Finishing Business (including the equity ownership interests in certain of Seller Parent’s Subsidiaries through which the Finishing Business is conducted), except for the Excluded Assets (collectively, the “Acquired Assets”); provided, however, that Sellers shall sell, convey, transfer and deliver to IP Purchaser (or its designee(s)) the Acquired Assets described in and subject to the terms of subsection (f) below (the “Designated Acquired Assets”) at the Closing free and clear of all Liens, except for Permitted Liens. Without limiting the generality of the foregoing, the Acquired Assets include all of Sellers’ right, title and interest in and to the following:
          (a) the Seller Owned Real Property, together with all buildings, structures, installations, fixtures and other improvements situated thereon and all easements, rights of way and other rights, interests and appurtenances of any Seller therein or thereunto pertaining;
          (b) the Real Property Leases to which any Seller is a party and all interests of any Seller therein, including real estate fixtures, leasehold improvements, security and other deposits, common-area-maintenance refunds, adjustments, and other amounts now or hereafter payable to any Seller under or in respect of such leases;

          (c) accounts receivable, notes receivable, prepaid expenses, prepayments by customers, and deposits held by any Seller relating to the Finishing Business;
          (d) all tangible personal property (including machinery, equipment, parts, goods, furniture, furnishings, hardware, computers, automobiles, trucks, tractors, trailers and tools) of any Seller used in the Finishing Business;
          (e) all Contracts of any Seller relating to the Finishing Business (the “Acquired Contracts”), including the Contracts set forth on Schedule 4.10(e), but excluding any Contract not disclosed in Section 4.11 of the Disclosure Schedules if (i) such non-disclosure constitutes a misrepresentation under Section 4.11 and (ii) the assumption of such Contract by any Purchaser would, in such Purchaser’s reasonable determination, materially and adversely affect such Purchaser, unless Purchaser Parent gives written notice to Seller Parent that it deems such Contract to constitute an Acquired Contract;
          (f) all Business Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, in each case relating to the Finishing Business including the Business Registered Intellectual Property listed on Schedule 4.10(a), which shall be assigned, or caused to be assigned, by Sellers, or their designees, to IP Purchaser, or its designee, by assignment, at Closing, whereby the payment of any fees or expenses in connection with the recordation, certification and/or any other document or process related to such transfer of ownership (but excluding any Taxes relating to any pre-closing transfer of Business Intellectual Property by Seller Parent or any of its Affiliates) shall be the sole responsibility and at the sole expense of IP Purchaser or Purchaser Parent;
          (g) all Permits issued to or held by any Seller and relating to the Finishing Business, to the extent transferable;
          (h) all Books and Records of any Seller relating to the Finishing Business (except for the Books and Records identified as Excluded Assets);
          (i) all claims, prepayments, prepaid expenses, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment (including any such item relating to the payment of Taxes) of any Seller relating to the Finishing Business, except for the Excluded Assets described in Sections 2.2(g) and 2.2(h);
          (j) all inventory (including finished products, work in process, raw materials, supplies, spare parts, and packaging materials) in the possession of any Seller (including inventory at customer locations or in transit or otherwise owned by any Seller) relating to the Finishing Business;
          (k) all of the equity and ownership interests in the entities listed on Schedule 2.1(k) (collectively, the “Acquired Subsidiaries”), each of which is a wholly-owned direct or indirect subsidiary of Seller Parent; and
          (l) all assets of the Finishing Business held by ITW Australia Pty Ltd, as a going concern;
          (m) all assets of the Finishing Business held by ITW Limited, as a going concern; and
          (n) all goodwill of any Seller relating to the Finishing Business.
       For the avoidance of doubt, as used herein, “Acquired Assets” includes all Designated Acquired Assets.
       2.2 Excluded Assets. Notwithstanding anything to the contrary herein, the Acquired Assets do not include any of Sellers’ right, title and interest in the following (the “Excluded Assets”):
          (a) any cash and cash equivalents of Sellers;
          (b) the charter, qualifications to conduct business, arrangements with registered agents, taxpayer and other identification numbers, seals, minute books and other documents relating to the organization, maintenance, and existence of each Seller as a corporation or limited liability company, as applicable;
          (c) any Contract relating to the issuance of securities or governance of any Seller;
          (d) any Contract not disclosed in Section 4.11 of the Disclosure Schedules if (i) such non-disclosure constitutes a misrepresentation under Section 4.11 and (ii) the assumption of such Contract by any Purchaser would, in such Purchaser’s reasonable determination, materially and adversely affect such Purchaser, unless Purchaser Parent gives written notice to Seller Parent that it deems such Contract to constitute an Acquired Contract;
          (e) Sellers’ books or records relating primarily to internal corporate matters, Tax Returns and associated work papers through the Closing Date, and any other Books and Records to the extent not primarily related to the Acquired Assets or the Finishing Business;
          (f) all books, documents, records and files prepared in connection with or relating in any way to the transaction covered by this Agreement or the Ancillary Agreement, including bids received from other parties and analyses relating in any way to the Finishing Business
          (g) reimbursements or refunds owed to any Seller for Taxes for which any Seller is responsible under this Agreement;

          (h) any Seller’s rights under any policies of insurance purchased by Sellers, or any benefits, proceeds, or premium refunds payable or paid thereunder or with respect thereto (except as provided in Section 6.1(h));
          (i) all assets held with respect to Sellers’ Employee Benefit Plans/Schemes (other than those Employee Benefit Plans/Schemes listed on Schedule 6.3(a));
          (j) all personnel, payroll, benefits, work authorization, and other associated necessary records related to any Hired Employee that Sellers are not legally permitted to transfer to Purchasers;
          (k) all intercompany accounts between any Sellers or between any Seller and any Acquired Subsidiary or any other Affiliate of any Seller, which accounts are subject to Section 6.1(i);
          (l) the Valence Facility;
          (m) the operations of ITW Industry Co. Ltd, currently a subsidiary of Ransburg Industrial Finishing KK (Japan/US);
          (n) the equity interest (one share of capital stock) in Syspack Industria e Comercio de Sistemas de Embalagens Industriais Ltda. held by DeVilbiss Equipamentos para Pintura Industrial Ltda;
          (o) all Excluded Domain Names; and
          (p) the rights of any Seller under this Agreement and the Ancillary Agreements.
       2.3 Assumed Liabilities. On the terms and subject to the conditions of this Agreement, Purchasers agree to assume only the following Liabilities of Sellers (the “Assumed Liabilities”) and no others, at the Closing:
          (a) Sellers’ liabilities and obligations under any Acquired Contract that is assigned or transferred to Purchasers, but not including any Liability arising out of any breach or default of such Acquired Contract, or relating to portions performed or to be performed, on or before the Closing Date;
          (b) all liabilities of Sellers that appear on the Final Closing Balance Sheet, as finally determined in accordance with Section 3.2(b), except for the Liabilities described in Section 2.4;
          (c) all Liabilities of Sellers with respect to any Owned Real Property or any Leased Real Property or current Finishing Business operations at any Owned or Leased Real Property arising under any Environmental Law (except as provided in Section

       2.4(c));
          (d) Sellers’ payment obligations under the Transaction Support Award Program to the extent provided in Section 6.3(j);
          (e) all Liabilities under any purchase orders with suppliers and vendors of Sellers with respect to the Finishing Business outstanding at the Closing Date;
          (f) all Liabilities of Sellers assumed by Purchasers under Section 6.3(i);
          (g) all Liabilities of Sellers with respect to any Business Intellectual Property arising under any intellectual property law at any time, including laws relating to patent infringement and including Liabilities arising out of the matters set forth on Schedule 2.3(g); and
          (h) all Liabilities of Seller Parent and its Affiliates arising under the pension plans relating to the Employees or retirees of the Finishing Business located in Germany and Switzerland.
       2.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, neither Purchaser Parent nor any Purchaser nor any other Affiliate of Purchaser Parent shall have any responsibility for any Liabilities of any Seller of any nature whatsoever which are not specifically included in the Assumed Liabilities (any Liabilities which are not specifically included in the Assumed Liabilities being the “Excluded Liabilities”), including any of the following:
       (a) Liabilities, including Liabilities arising under any Environmental Laws, with respect to any real properties that are not included in the definition of Owned Real Property or Leased Real Property;
       (b) Liabilities arising out of the operation of the Finishing Business on or prior to the Closing Date, except to the extent included as Assumed Liabilities under Section 2.3;
       (c) Liabilities (including Liabilities arising under Environmental Laws) arising out of or related to (i) the operations of Eagle Industries, Inc., including but not limited to any operations at the Owned Real Property in Toledo, Ohio, and (ii) any releases of Hazardous Materials into the Ottawa River and Maumee Bay, including but not limited to releases described in or disclosed by the Preassessment Screen for the Ottawa River and Maumee Bay dated November 3, 2004, prepared by the United States Fish and Wildlife Service/United States Department of the Interior;
       (d) Liabilities arising under or relating to any Employee Benefit Plan/Schemes currently or formerly applicable to Employees engaged or employed immediately prior to Closing wholly or primarily in the United States, United Kingdom (including Liabilities under Section 75 of the UK Pensions Act of 1995), or Australia, and any other Liabilities under any Employee Benefit Plan/Scheme that are not Assumed Liabilities;

          (e) any indebtedness for borrowed money of any Seller or any Liability related thereto;
          (f) any Seller Transaction Expenses; and
          (g) any Liabilities of any Seller relating to or arising from any workers’ compensation claims for employees in the United States for claims occurring prior to the Closing Date.
ARTICLE 3
PURCHASE PRICE
3.1 Purchase Price and Preliminary Purchase Price Adjustment.
          (a) The purchase price for the Acquired Assets is $650 million, plus any Cash or Cash Equivalents, less any Debt of any Seller (to the extent constituting Assumed Liabilities) and any Debt of any Acquired Subsidiaries as of the Closing Date, and plus or minus any Net Operating Asset adjustment determined pursuant to this Section 3.1 and Section 3.2 (the “Purchase Price”).
          (b) No later than three Business Days prior to the Closing Date, Sellers shall deliver to Purchaser Parent a draft Preliminary Closing Statement in the form of Schedule 3.1(b) setting forth a good faith estimate of the Cash and Cash Equivalents, the Debt of Sellers (to the extent constituting Assumed Liabilities) and any Debt of the Acquired Subsidiaries, the Net Operating Assets, and the resulting Preliminary Net Operating Asset Adjustment (calculated in accordance with Section 3.1(c)). The amounts shown on the Preliminary Closing Statement shall be prepared in accordance with the policies used in deriving the Management Financial Statements consistently applied in accordance with past practice and calculated consistent with Schedule 3.1(b). Purchaser Parent shall promptly provide any comments it has to Sellers on such Preliminary Closing Statement following receipt from Sellers, and Purchaser Parent and Sellers shall, taking Sellers’ draft and Purchaser Parent’s comments thereto into consideration, agree to a final draft of the Preliminary Closing Statement and shall calculate the estimated Purchase Price to be delivered by Purchaser Parent to Sellers at the Closing based thereon, in accordance with Sections 3.1(a) and (c) (the “Initial Purchase Price”).
          (c) The Purchase Price to be paid at Closing shall be adjusted to the extent that the Net Operating Assets (as shown on the Preliminary Closing Statement) as of the Closing Date (i) exceed $94 million, in which case an upward adjustment will be made to the Purchase Price for the excess above $94 million or (ii) are less than $86 million, in which case a downward adjustment will be made to the Purchase Price of the deficit below $86 million. The amount of such adjustment is referred to herein as the “Preliminary Net Operating Asset Adjustment.” Net Operating Assets shall be calculated consistently with the Divisional Investment presented in the Management Financial Statements, except that consistent translation rates will be used to convert foreign currencies into United States Dollars, which shall be the 2011 PEG Rates utilized by Sellers and indicated in Schedule 3.1(b) and pension liabilities shall be revalued in accordance with FAS 158 and fully reflected in the calculation of Net Operating Assets.
          (d) At the Closing, Purchaser Parent shall pay to Seller Parent, by wire transfer of immediately available funds to a bank account designated in writing by Seller Parent no later than three Business Days prior to the Closing Date, an amount equal to the Initial Purchase Price.
          3.2 Post-Closing Purchase Price Adjustment.
          (a) Within 60 days after the Closing Date, Purchaser Parent shall prepare and deliver to Seller Parent: (i) an unaudited consolidated balance sheet of the Finishing Business (the “Final Closing Balance Sheet”) as of and at the close of business on the Closing Date (but before consummation of the transactions contemplated by this Agreement), prepared in good faith in accordance with GAAP and the books and records of the Finishing Business (except that, for the avoidance of doubt, any Excluded Assets and Excluded Liabilities shall be excluded from such balance sheet), and (ii) an accompanying statement, prepared in accordance with Schedule 3.1(b) (the “Final Closing Statement”) showing Purchaser Parent’s calculation, as of the Closing Date, of: (1) Net Operating Assets, Cash and Cash Equivalents, and Debt of the Sellers (to the extent constituting Assumed Liabilities) plus Debt of any Acquired Subsidiaries, each based upon the Final Closing Balance Sheet and in accordance with the methodologies used to prepare Schedule 3.1(b); (2) the resulting adjustment to the Purchase Price, determined in accordance with Sections 3.1(a) and (c) (calculated by substituting the Operating Assets, Cash and Cash Equivalents, and Debt amounts shown on the Final Closing Balance Sheet for those previously appearing on the Preliminary Closing Statement); (3) the resulting final Purchase Price, calculated in accordance with Sections 3.1(a) and (c) and the Final Closing Balance Sheet; and (4) the Final Adjustment Amount due to Seller Parent or Purchaser Parent (if any), such “Final Adjustment Amount” being the difference between the Initial Purchase Price paid at Closing and the final Purchase Price shown on the Final Closing Statement.
          (b) Seller Parent may dispute Purchaser Parent’s calculation of the Final Closing Balance Sheet or the Final Closing Statement (collectively, the “Final Closing Documents”) (or any element thereof) by notifying Purchaser Parent in writing, setting forth in reasonable detail the particulars of such disagreement (the “Notice of Objection”), within 30 days after Seller Parent’s receipt of the Final Closing Balance Sheet. In the event that Seller Parent does not deliver a Notice of Objection to Purchaser Parent within such 30 day period, Seller Parent shall be deemed to have accepted Purchaser Parent’s calculation of the Final Adjustment Amount set forth in the Final Closing Documents. In the event that a Notice of Objection is timely delivered, Purchaser Parent and Seller Parent shall use their respective commercially reasonable efforts and exchange any information reasonably requested by the other Party for a period of 30 days after Purchaser Parent’s receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection. If Purchaser Parent and Seller Parent are unable to resolve such disagreements within such 30-day period and if (x) the items that remain in dispute at the end of such period (the “Unresolved Items”) total less than $100,000, then the Unresolved Items shall be deemed to have been resolved by Seller Parent and Purchaser Parent by splitting equally the amount of such Unresolved Items, and the calculations of the Final Closing Documents shall be finally modified so as to reflect such resolution of the Unresolved Items; or (y) the Unresolved Items total at least $100,000, then, within 30 days thereafter, either Seller Parent or Purchaser Parent may require that an independent accounting firm of recognized national standing as may be mutually selected by Purchaser Parent and Seller Parent (the “Independent Firm”) shall resolve the Unresolved Items; provided that if the parties are unable to agree on an Independent Firm, the parties agree that Ernst & Young LLP shall serve as the Independent Firm. Purchaser Parent and Seller Parent shall instruct the Independent Firm to determine as promptly as practicable, and in any event within 30 days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Seller Parent and Purchaser Parent, and not on an independent review, whether and to what extent (if any) the calculations of Final Closing Documents require adjustment; provided, however, that in resolving any Unresolved Item, the Independent Firm (A) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, (B) may not take oral testimony from the parties hereto or any other Person, and (C) shall not consider any facts that have occurred after the Closing Date. Seller Parent and Purchaser Parent shall give each other copies of any written submissions at the same time as they are submitted to the Independent Firm. The fees and expenses of the Independent Firm shall be allocated between the Parties based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. The determination of the Independent Firm shall be set forth in a written statement delivered to Seller Parent and Purchaser Parent and shall be final, conclusive and binding on the parties, absent fraud or manifest error.
          (c) If the Final Closing Statement shows that an amount is due Purchaser Parent (because the Initial Purchase Price is greater than the final Purchase Price shown on the Final Closing Statement), Seller Parent shall promptly pay such difference to Purchaser Parent, in cash. If the Final Closing Statement shows that an amount is due Seller Parent (because the Initial Purchase Price is less than the final Purchase Price shown on the Final Closing Statement), Purchaser Parent shall promptly pay such excess to Seller Parent, in cash.
          (d) Capitalized terms used in this Section 3.2, but not defined herein shall be as defined or used in Schedule 3.1(b).
          3.3 Allocation of Purchase Price. Purchaser Parent, Purchasers, and Sellers will (and will cause their applicable Affiliates to) allocate the Purchase Price substantially in accordance with Schedule 3.3 (the “Allocation”) and Applicable Law. The parties agree to work together after the date hereof to reach a mutual agreement with respect to a final allocation; provided, that such final allocation shall be consistent with the methodologies set forth on Schedule 3.3. Following the Closing, Purchaser Parent, Purchasers, and each Seller will, and will cause their respective Affiliates to, make consistent use of such Allocation as adjusted to reflect any adjustment pursuant to Section 3.2, if any. With respect to such Allocation, each of Purchaser Parent, Purchasers, and Sellers (1) will be bound by such Allocation, (2) will (and will cause its respective Affiliates to) act in accordance with such Allocation in the preparation of all financial statements and the filing of all Tax Returns and in the course of any Tax audit, Tax review or other Tax proceeding relating thereto, (3) will (and will cause its respective Affiliates to) take no position inconsistent with such Allocation for Tax purposes (including in connection with any proceeding), unless in each case otherwise required pursuant to a “determination” within the meaning of section 1313(a) of the Code, and (4) not later than 30 days before the filing of its IRS

Forms 8594 (whether initial or supplemental) relating to the transactions contemplated herein, will deliver to each other a true, correct and complete copy of such IRS Forms.
          3.4 Bulk Sales Compliance. Purchasers and Purchaser Parent hereby waive, to the fullest extent permitted by Applicable Law, compliance by Sellers with the provisions of all laws based on the Uniform Commercial Code relating to bulk transfers (the “Bulk-Transfer Laws”) in connection with the sale of the Acquired Assets.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF SELLERS
          To induce Purchasers and Purchaser Parent to enter into this Agreement, Sellers jointly and severally represent and warrant as follows:
          4.1 Authority; Consents.
          (a) Except as set forth in Schedule 4.1(a), the execution, delivery and performance of this Agreement and the Ancillary Agreements by Sellers and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all necessary organizational action on the part of Sellers and the Acquired Subsidiaries and do not and shall not (i) conflict with or violate any provision of the organizational documents of any Seller or any Acquired Subsidiary, (ii) conflict with or result in a violation or breach of any provision of any Applicable Law to which any Seller or any Acquired Subsidiary or any of their respective assets may be subject, (iii) conflict with, result (with or without notice or the lapse of time, or both) in a default of, constitute a default under, require the consent of any Person under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, or impose any material penalty or material additional payment obligations under any Scheduled Contract or any Real Property Lease, or (iv) result in an imposition or creation of any Lien on any Acquired Asset.
          (b) Each Seller has full power and authority and has taken all actions necessary to enter into this Agreement and the Ancillary Agreements to which it is or will be a party and to carry out the transactions contemplated hereby and thereby.
          (c) This Agreement has been duly and validly executed and delivered by each Seller and is, and each Ancillary Agreement contemplated hereby when executed and delivered shall be, the legal, valid and binding obligation of each Seller that is a party hereto or thereto, as the case may be, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles.
          (d) Other than the filings required by the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and similar foreign statutes and regulations, and except as listed in Schedule 4.1(d), no material consent, authorization, order, or approval of or filing with any Governmental Authority is required in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Sellers and the consummation by Sellers of the transactions contemplated by this Agreement and the Ancillary Agreements.
          4.2 Organization and Qualification. Each Seller and each Acquired Subsidiary is an organization duly organized, lawfully existing and in good standing under the laws of the jurisdiction of its organization (as listed in Schedule 4.2) with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted. Except as would not reasonably be expected to have a Material Adverse Effect, each Seller and each Acquired Subsidiary is duly qualified to transact business in, and is in good standing under the laws of, each jurisdiction in which it is so required by Applicable Law. Sellers have made available to Purchasers correct and complete copies of the organizational documents, as amended to date, of each Seller and each Acquired Subsidiary.
          4.3 Acquired Subsidiaries.
          (a) Schedule 4.3 sets forth, with respect to each Acquired Subsidiary, the number of equity interests thereof issued and outstanding, the names of all owners of such equity interests, and the amount of equity owned by each such equity owner.
          (b) The outstanding equity interests of each Acquired Subsidiary are validly issued, fully paid, and non-assessable, and all such equity interests are owned by the applicable Sellers listed on Schedule 4.3, free and clear of any Liens, other than Permitted Liens. Seller Parent owns, directly or indirectly, 100% of the outstanding equity ownership interests of each Seller. There are no existing options, warrants, calls, rights, or Contracts or arrangements of any nature requiring, and there are no securities of any Acquired Subsidiary outstanding that upon conversion or exchange would require, the issuance of any equity interests of any Acquired Subsidiary or other securities convertible into, exchangeable for, or evidencing the right to subscribe for or purchase any equity interests in any Acquired Subsidiary. Except as set forth in Schedule 4.3, neither Seller Parent nor any of its Affiliates nor, to Sellers’ Knowledge, any other Person is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer, or other disposition of the ownership interests of any Acquired Subsidiary. Schedule 4.3 lists all Contracts relating in any way to the ownership interests of any Acquired Subsidiary. All of the equity interests of the Acquired Subsidiaries have been issued in compliance with all Applicable Law.
          (c) Except for Sellers and the Acquired Subsidiaries, no other Affiliates of Seller Parent are engaged in the Finishing Business. The Acquired Subsidiaries are not primarily engaged in any business other than the Finishing Business.
          4.4 Good Title; Sufficiency of Assets.
          (a) Sellers and the Acquired Subsidiaries are in possession of and have good and marketable title to, or (so long as the Management Financial Statements do not purport to treat such assets as owned by the Sellers or the Acquired Subsidiaries) a valid leasehold interest in or valid rights under written agreements to use, all personal property, equipment, plants, buildings, structures, facilities and all other assets and properties used in the conduct of the Finishing Business, including all assets reflected on the Management Financial Statements and any assets acquired since the date of the March 2011 Management Financial Statements, other than assets disposed of since such date in the ordinary course of business consistent with past practice. Sellers have, and Purchasers (or, in the case of the Designated Acquired Assets, IP Purchaser or its designee(s)) shall receive at Closing, good and marketable title to, or, (so long as the Management Financial Statements do not purport to treat such assets as owned by the Sellers or the Acquired Subsidiaries) a valid leasehold interest in or valid rights under written agreements to use, the Acquired Assets, free and clear of all Liens except for Permitted Liens.
          (b) Except for the Excluded Assets, the Acquired Assets constitute all of the assets used by Sellers in the Finishing Business.
          4.5 Financial Statements; Internal Controls.
          (a) Attached as Schedule 4.5 are the following consolidated and consolidating financial statements of the Finishing Business (the following financial statements, collectively, the “Management Financial Statements”): (i) unaudited financial statements as of December 31, 2008, December 31, 2009, and December 31, 2010 and for the years then ended, and (ii) unaudited financial statements as of March 31, 2011 and for the three months then ended (the “March 2011 Management Financial Statements”). Except as disclosed in Schedule 4.5, all of the Management Financial Statements have been prepared from the books and records of Sellers and the Acquired Subsidiaries in accordance with GAAP consistently applied and fairly present in all material respects the financial condition of the Finishing Business as of their respective dates and the results of its operations for the periods covered thereby. The income statements included in the Management Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein, and the Management Financial Statements include all adjustments, which consist only of normal recurring accruals, necessary for such fair presentation, subject, in the case of the March 2011 Management Financial Statements, to normal year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).
          (b) The Sellers’ system of internal controls over financial reporting with respect to the Finishing Business and the Acquired Subsidiaries’ system of internal controls over financial reporting are sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of their assets that would materially affect their financial statements.
          4.6 No Material Change. Since December 31, 2010, except as set forth on Schedule 4.6:

          (a) there has been no change, event or occurrence which has had or would reasonably be expected to have a Material Adverse Effect;
          (b) Sellers and the Acquired Subsidiaries have conducted the Finishing Business only in the ordinary course of business consistent with past practice; and
          (c) no Seller (with respect to the Finishing Business or the Acquired Assets) nor any Acquired Subsidiary has:
          (i) mortgaged or pledged any of its assets or properties or subjected them to any Lien (except for Permitted Liens);
          (ii) had any Contract involving more than $500,000 accelerated, terminated, modified, or cancelled;
          (iii) incurred any Liability involving more than $500,000 individually or $1,000,000 in the aggregate, except liabilities incurred in the ordinary course of business consistent with past practice;
          (iv) canceled or compromised any Debt or claim outside the ordinary course of business consistent with past practice, or waived or released any right having an aggregate value of more than $500,000;
          (v) suffered any material damage, destruction or casualty loss, whether or not covered by insurance having an aggregate value of more than $500,000;
          (vi) granted any license, sublicense, or waiver of, or any covenant not to sue based on, any rights under or with respect to any Business Intellectual Property, other than licenses, sublicenses, waivers, or covenants granted under Contracts with customers in the ordinary course of business consistent with past practice;
          (vii) made any capital expenditures or capital additions or betterments in excess of an aggregate of $1,000,000 or outside the ordinary course of business;
          (viii) other than pursuant to the Transaction Support Award Program, made or granted any bonus or any wage or compensation increase to any director, manager, officer, agent or Employee or changed any other material term of employment of any Employee, in each case except in the ordinary course consistent with past practice;
          (ix) adopted, amended or terminated any Employee Benefit Plan/Scheme, in each case except in the ordinary course consistent with past practice;

          (x) any actual employee strikes, work-stoppages, slowdowns or lock-outs relating to Employees, entered into any collective bargaining agreement or other union or works council Contract with respect to Employees or modified the terms of any such existing agreement, or had any material change in its relations with its Employees, agents, customers or suppliers or materially changed its number of Employees;
          (xi) made any change in its selling, pricing, advertising or personnel practices outside the ordinary course of business consistent with past practice;
          (xii) made any material change in accounting methods or practices;
          (xiii) made or changed any Tax election or the Acquired Assets or settled or compromised any material federal, state, local, or foreign Tax liability;
          (xiv) other than in the ordinary course of business, entered into any compromise or settlement of any suit, action, claim or proceeding; or
          (xv) entered into a written agreement to do any of the things described in the preceding paragraphs of this Section.
          4.7 Inventory. Since December 31, 2010, the inventory relating to the Finishing Business has been maintained in the ordinary course of business consistent with past practice. All of the inventory relating to the Finishing Business is of a quality and quantity normally maintained by Sellers and the Acquired Subsidiaries in the ordinary course of business consistent with past practice, subject only to the reserve for slow and obsolete inventory reflected on the March 2011 Management Financial Statements. All of the inventory relating to the Finishing Business is in good and merchantable condition and is usable or salable in the ordinary course of business, subject only to the reserve for slow and obsolete inventory reflected on the March 2011 Management Financial Statements.
          4.8 Tax Matters.
          (a) Each Seller has timely filed with the appropriate Governmental Authorities all Tax Returns and Tax reports relating to the Finishing Business or the Acquired Assets required to be filed on or prior to the Closing Date. Each Acquired Subsidiary has timely filed with the appropriate Governmental Authorities all Tax Returns and Tax reports required to be filed on or prior to the Closing Date. All such Tax Returns and reports are correct and complete in all material respects. Sellers have paid all Taxes relating to or arising from the Finishing Business or the Acquired Assets and each Acquired Subsidiary has paid all Taxes, in each case which are due and payable (whether or not shown or required to be shown on any Tax Return). No Seller (relating to or arising from the Finishing Business or the Acquired Assets) nor any Acquired Subsidiary has agreed to the extension of the periods for the assessment or collection of any Taxes. No Seller has waived any statute of limitations in respect of Taxes relating to or arising from the Finishing Business or the Acquired Assets, and no Acquired Subsidiary has waived any statute of limitations in respect of any Taxes.

          (b) Except as set forth on Schedule 4.8(b), no Seller is currently the subject of any Tax audit relating to the Finishing Business or the Acquired Assets nor is any Acquired Subsidiary currently the subject of any Tax audit, nor has any Seller or Acquired Subsidiary received notice of any such audit. Except as set forth on Schedule 4.8(b), there is no material dispute or claim concerning any Tax Liability of any Seller relating to or arising from the Finishing Business or the Acquired Assets or of any Acquired Subsidiary, either (A) claimed or raised by any authority in writing, or (B) as to which Sellers have Knowledge.
          (c) Except for Ransburg Industrial Finishing KK, no Acquired Subsidiary has ever been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal Tax Return. No Seller is a party to any Tax allocation or sharing agreement relating to the Finishing Business or the Acquired Assets, and no Acquired Subsidiary is a party to any Tax allocation or sharing agreement. No Acquired Subsidiary has any Liability for the Taxes of any other Person (i) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise. No Acquired Subsidiary has made any material payments, is obligated to make any material payments, or is a party to any agreement that under any circumstances could obligate it to make any material payments that are not deductible under Code Section 280G or similar provision of Applicable Law.
          (d) No Acquired Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) a change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (B) any “closing agreement” as described in Code Section 7121 (or any corresponding provision of state, local or foreign income Tax law), (C) any installment sale or open transaction made on or prior to the Closing Date, or (D) as a result of any prepaid amount received on or prior to the Closing Date.
          (e) No Seller nor any Acquired Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.
          (f) There are no Liens for Taxes upon the Acquired Assets, except for Permitted Liens.
          (h) No claim has been made by any Governmental Authority in a jurisdiction in which any Seller or any Acquired Subsidiary does not currently file a Tax Return that the Finishing Business, the Acquired Assets, any Acquired Subsidiary or any of the Sellers (with respect to the Finishing Business or the Acquired Assets) may be subject to a Tax by that jurisdiction.
          (i) Except for DeVilbiss Equipamentos para Pintura Industrial Ltda or Ransburg Industrial Finishing KK, no Acquired Subsidiary is classified as other than a disregarded entity for United States federal income tax purposes.

          (j) To Sellers’ Knowledge, the Cash and Cash Equivalents held by each Acquired Subsidiary at the Closing Date represent fully distributable earnings of each Acquired Subsidiary as calculated under local law.
          4.9 Real Property.
          (a) Schedule 4.9 sets forth (i) the street address of all real property and all interests in real property, in each case that is owned in fee by any Seller in connection with the Finishing Business or by any Acquired Subsidiary (collectively, the “Owned Real Property”; the Owned Real Property owned by any Seller is referred to herein collectively as the “Seller Owned Real Property”), and indicates the Seller or Acquired Subsidiary that is the owner thereof; and (ii) the street address of all real property and all interests in real property, in each case that is leased or occupied by any Seller in connection with the Finishing Business or by any Acquired Subsidiary or that any Seller (in connection with the Finishing Business) or any Acquired Subsidiary has the right to lease or occupy, now or in the future (each such agreement, whether written or oral, being a “Real Property Lease” and any real property leased or occupied under a Real Property Lease being “Leased Real Property”), and indicates the Seller or Acquired Subsidiary that is the tenant or holds the future right to occupy under such Real Property Lease. The Owned Real Property and the Leased Real Property are collectively referred to herein as the “Real Property.”
          (b) All of the land, buildings, structures and other improvements used by any Seller or any Acquired Subsidiary in the conduct of the Finishing Business are included in the Real Property. Except for the Real Property Leases, there is no lease (including sublease) or occupancy agreement in effect with respect to any Real Property. There is no pending or, to Sellers’ Knowledge, threatened condemnation or other eminent domain proceeding affecting any Real Property or any sale or other disposition of any Real Property in lieu of condemnation. No Real Property has suffered any material damage by fire or other casualty that has not been completely repaired and restored.
          (c) Each Seller and each Acquired Subsidiary has a valid leasehold interest under its respective Real Property Leases. No Seller nor any Acquired Subsidiary is in default or otherwise in breach under any Real Property Lease and, to Sellers’ Knowledge, no other party is in default or otherwise in breach thereof, except where such default or breach would not have a Material Adverse Effect. No Seller nor any Acquired Subsidiary, and to Sellers’ Knowledge no other party, has exercised any termination right with respect to any Real Property Lease. Seller Parent has provided to Purchaser Parent a true, correct and complete copy of each Real Property Lease. Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and to Sellers’ Knowledge there are no other agreements, whether oral or written, between such parties. All rent and other sums and charges payable by any Seller or any Acquired Subsidiary as tenant under any Real Property Lease are current. No Seller nor any Acquired Subsidiary has, and to Sellers’ Knowledge no other party has, repudiated any provision of any Real Property Lease, and there is no dispute, oral agreement or forbearance program in effect with respect to any Real Property Lease. The applicable Seller or Acquired Subsidiary has good title to the leasehold estate and other rights of the tenant with respect to the property affected by each Real Property Lease, free and clear of all Liens, except any (i) Permitted Liens, or (ii) Liens on the applicable fee title, the payment or performance of which is not the responsibility of any Seller or any Acquired Subsidiary as tenant under the applicable Real Property Lease. No Seller nor any Acquired Subsidiary has received written or, to Sellers’ Knowledge, oral notice from any insurance company that such insurance company will require any alteration to any Leased Real Property for continuance of a policy insuring such property or the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed), to the extent that such alteration is the responsibility of any Seller or any Acquired Subsidiary under the applicable Real Property Lease.
          (d) Except as listed in Schedule 4.9(d): (i) there is no purchase option, right of first refusal, first option or other right held by any Seller or any Acquired Subsidiary with respect to, or any real estate or building affected by, any Real Property Lease that is not contained within such Real Property Lease; and (ii) no Seller nor any Acquired Subsidiary has exercised any option or right to terminate, renew or extend or otherwise affect any right or obligation of the tenant under any Real Property Lease or to purchase the real property subject to any Real Property Lease.
          (e) Each Seller and Acquired Subsidiary has good, marketable and valid fee title to its respective Owned Real Property, free and clear of all Liens except Permitted Liens. No Seller nor any Acquired Subsidiary has received written or, to Sellers’ Knowledge, oral notice from any insurance company that such insurance company will require any alteration to any Owned Real Property for continuance of a policy insuring any Owned Real Property or the maintenance of any rate with respect thereto (other than any notice of alteration that has been completed).
          (f) There is no development agreement or other Contract that limits the ability to protest any real property Tax, fix any minimum real property Tax or require any continued business operation with respect to any Owned Real Property or, to Sellers’ Knowledge, any Leased Real Property. The use and occupancy of all Owned Real Property, and, to Sellers’ Knowledge, all Leased Real Property, are in material compliance with all Applicable Laws and all applicable insurance requirements, including those pertaining to zoning matters and the Americans with Disabilities Act, and conform to all such Applicable Laws on a current basis without reliance on any variance or other special limitation or conditional or special use permit.
          (g) No portion of any Owned Real Property relies on any facility (other than a facility of a public utility or community water and sewer company) not located on such Owned Real Property to fulfill any zoning, building code or other requirement under Applicable Law, except where such reliance would not have a Material Adverse Effect. To Sellers’ Knowledge, there is no material defect in any structural component of any improvement on any Real Property or any of the electrical, plumbing, HVAC, life safety or other building systems of any Real Property.
          4.10 Intellectual Property.
          (a) Schedule 4.10(a) lists: (i) all patents owned by any Seller and related to the Finishing Business or owned by any Acquired Subsidiary and all applications for patents that have been filed by or for any Seller relating to the Finishing Business or that have been filed by or for any Acquired Subsidiary, (ii) all registered copyrights that are owned by any Seller and related to the Finishing Business or owned by any Acquired Subsidiary, and all applications for copyright registration that have been filed by or for any Seller relating to the Finishing Business or that have been filed by or for any Acquired Subsidiary, and (iii) all registered trademarks and trade names, and registered Internet domain names, except Excluded Domain Names that are owned by any Seller and related to the Finishing Business or are owned by any Acquired Subsidiary, and all applications for trademark registration that have been filed or prepared for filing by or for any Seller relating to the Finishing Business or that have been filed or prepared for filing by or for any Acquired Subsidiary (the “Business Registered Intellectual Property”). To Sellers’ Knowledge, Sellers and the Acquired Subsidiaries have taken all reasonable actions necessary to maintain the Business Registered Intellectual Property, including compliance with any statutes requiring payments to inventors. All registration, maintenance and renewal fees, payments and other similar actions required to maintain the foregoing applications and registrations in effect have been paid in full and, except as set forth in Schedule 4.10(a), no renewal fee, payment or other similar actions are required to be paid or made by any Seller or any Acquired Subsidiary within the six months following the date hereof with respect to such maintenance, renewals, applications or registrations of the Business Registered Intellectual Property. Each such registration was properly registered and is in good standing.
          (b) Sellers and the Acquired Subsidiaries have the right to bring actions for infringement, misappropriation, misuse, or other violation of any Business Intellectual Property, including the right to sue for past damages. Except as set forth on Schedule 4.10(b), all Business Registered Intellectual Property is owned and transferrable by Sellers and the Acquired Subsidiaries, free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 4.10(b), no actions for annulment or cancellation are pending or, to the Knowledge of Sellers, threatened with respect to the Business Registered Intellectual Property and no actions for recovery have been made or threatened. To Sellers’ Knowledge and except as set forth on Schedule 4.10(b), all Business Registered Intellectual Property is valid and enforceable.
          (c) To Sellers’ Knowledge and except as set forth on Schedule 4.10(c), since April 15, 2008, no Person is infringing upon any rights of any Seller or any Acquired Subsidiary with respect to any Business Intellectual Property. Except as set forth on Schedule 4.10(c), since April 15, 2008, no Seller nor any Acquired Subsidiary is infringing on any Intellectual Property rights of any Person with respect to the conduct of the Finishing Business. Since April 15, 2008, no Seller nor any Acquired Subsidiary has received any written communication relating to the Finishing Business that requests or offers a license or grant of immunity from any Person with respect to any Intellectual Property. Except as set forth on Schedule 4.10(c), since April 15, 2008, no Seller nor any Acquired Subsidiary has been and or is a party to, or is the subject of any, pending or, to the Knowledge of Sellers, threatened suit, action, investigation or proceeding by or before any Governmental Authority that involves any claim (a) against any Seller or any Acquired Subsidiary of infringement, unauthorized use, misappropriation or violation of any Intellectual Property of any Person with respect to the Finishing Business, or challenging the ownership, use, validity or enforceability of any Business Intellectual Property or (b) contesting the right of any Seller or any Acquired Subsidiary to use, sell, exercise, license, transfer or dispose of any Products. Except as set forth on Schedule 4.10(c), there is no order or judgment from any Governmental Authority restricting the use, transfer or licensing by any Seller or any Acquired Subsidiary of, or affecting the validity of, any Business Intellectual Property, or that restricts the operation of the Finishing Business as currently conducted.

          (d) To Sellers’ Knowledge, no director, manager, officer, or employee of any Seller or any Acquired Subsidiary owns, directly or indirectly, in whole or in part, any Intellectual Property rights which any Seller or any Acquired Subsidiary uses or has used in the conduct of the Finishing Business. Each Seller (with respect to the Finishing Business) and Acquired Subsidiary employs a process to obtain all rights to Intellectual Property created by employees and consultants and to ensure the protection of confidential or proprietary information. During the period after the date hereof and prior to the Closing Date, Sellers will use commercially reasonable efforts to obtain from each Employee a valid agreement regarding assignment of intellectual property rights to the applicable Seller or Acquired Subsidiary and the protection of proprietary information executed by such Employee.
          (e) Schedule 4.10(e) lists all non-confidential material Contracts relating to or affecting the use or ownership of any Intellectual Property used in the Finishing Business, including licenses, Seller Parent’s form confidentiality and non-disclosure agreement, assignments or agreements to assign, development agreements, settlement agreements, and other similar agreements. All material Contracts relating to or affecting the use or ownership of Intellectual Property used in the Finishing Business are the valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles. No Seller nor any Acquired Subsidiary is in material violation or breach of or material default under any material Contract relating to or affecting the use or ownership of any Intellectual Property used in the Finishing Business and, to the Sellers’ Knowledge, no other party to any such Contract is in material violation or breach thereof or material default thereunder. under any material Contract relating to or affecting the use or ownership. Except as noted in Schedule 4.10(e), the transactions contemplated by this Agreement do not require the consent of any party to any such Contract, shall not result in a violation or breach of or default under any such Contract, and shall not otherwise cause any such Contract to cease to be legal, binding, enforceable and in full force and effect on the same terms following the Closing.
          (f) To Sellers’ Knowledge, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any Business Intellectual Property or any Products, and no governmental entity, university, college, other educational institution or research center has any claim or right in or to any Business Intellectual Property or any Products.
          (g) Each Seller (with respect to the Finishing Business) and Acquired Subsidiary is in material compliance with all Applicable Laws, contractual requirements, privacy policies or statements, and all other applicable policies concerning data security requirements, privacy policy notice requirements, data security breach requirements, and requirements regarding the use, storage, disclosure or transfer of personally identifiable information. No Seller nor any Acquired Subsidiary is the subject of any investigation, claim or lawsuit relating to the information privacy or data security practices (including collection, transfer, or use) of any Seller (with respect to the Finishing Business) or any Acquired Subsidiary. There has been no data security breach of any computer systems or networks, or unauthorized use of any personally identifiable information that is owned, used, stored, received, or controlled by or on behalf of any Seller (with respect to the Finishing Business) or any Acquired Subsidiary. The consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any Applicable Laws relating to privacy or any privacy policies or procedures of any Seller or any Acquired Subsidiary.
          (h) Sellers and the Acquired Subsidiaries own, lease or license software, hardware, databases, computer equipment and other material information technology (collectively, “Computer Systems”) that were used for the operations of the Finishing Business prior to Closing. Sellers and the Acquired Subsidiaries have purchased the number of licenses for all Computer Systems necessary to conduct the Finishing Business as it was conducted prior to Closing. Notwithstanding the above, except as otherwise expressly provided in this Agreement, no representations and/or warranties are made with respect to the accuracy, completeness and/or transferability of any Computer Systems.
          4.11 Material Contracts.
          (a) Schedule 4.11(a) lists all of the following Contracts to which any Seller or any Acquired Subsidiary is a party or by which any Seller or any Acquired Subsidiary is bound, or to which any Acquired Assets or any assets of any Acquired Subsidiary are subject (the “Scheduled Contracts”):
          (i) all employment agreements (a) involving any Employee with an annual base salary in excess of $150,000 and not terminable at will or (b) with any Employee participating in the Transaction Support Award Program and not terminable at will, or (c) providing for the possibility of severance benefits in excess of $100,000 beyond the requirements of Applicable Law;
          (ii) any collective bargaining or other union or works council Contract relating to Employees;
          (iii) any loan or advance to, or investment in any Person, or any Contract relating to the making of any such loan, advance or investment, in each case relating to the Finishing Business or any Acquired Subsidiary, other than ordinary course advances for travel expenses or any loan or advance for an amount less than $10,000;
          (iv) any Contract containing any guarantee or other Liability by any Seller (with respect to the Finishing Business) or any Acquired Subsidiary with respect of any indebtedness of any other Person;
          (v) any management, service, independent contractor or consulting agreement involving any Person with a historical annual cost in excess of $150,000 that is not terminable within one year or any other similar Contract relating to the Finishing Business or to which any Acquired Subsidiary is a party;
          (vi) any Contract that materially limits the freedom of any Seller (with respect to the Finishing Business) or any Acquired Subsidiary to engage in any line of business or to compete with any Person;

          (vii) any Contract (or groups of related Contracts with the same party or any group of affiliated parties) relating to the Finishing Business which require or may in the future require payment of aggregate consideration to or by Sellers and the Acquired Subsidiaries in excess of $500,000, except for any Contracts for the purchase of raw materials or supplies in the ordinary course at normal market prices that are terminable without penalty within 90 days;
          (viii) any Contract for the purchase of raw materials or supplies for, or the furnishing of services to, the Finishing Business, (A) for which, to the Knowledge of Sellers, comparable goods or services are not readily available in the ordinary course of business, at prices at or similar to those which the applicable Seller or Acquired Subsidiary has agreed to pay under such Contract, or (B) the quantities of which are in excess of the normal operating practices of the Finishing Business, in each case involving aggregate payments in excess of $500,000;
          (ix) any distributor, sales representative or agency Contract relating to the Finishing Business or to which any Acquired Subsidiary is a party involving aggregate payments in excess of $500,000;
          (x) any joint venture or partnership Contract relating to the Finishing Business or to which any Acquired Subsidiary is a party;
          (xi) any Contract for the sale or license of, or grant of any third-party interest in, any Acquired Assets or any assets of any Acquired Subsidiary, other than in the ordinary course of business, except as already listed in Schedule 4.10(e);
          (xii) any note, debenture, mortgage, indenture, deed of trust, security agreement, purchase money agreement, capital lease or other Contract evidencing or securing indebtedness relating to the Finishing Business or to which any Acquired Subsidiary is a party, or any sale-leaseback arrangement pertaining to any Acquired Assets or any assets of any Acquired Subsidiary;
          (xiii) any Contract providing for the payment of any cash or other compensation or benefits upon consummation of the transactions contemplated by this Agreement (other than Contracts described in clause (i) of this Section 4.11(a)) (other than pursuant to the Transaction Support Award Program);
          (xiv) any lease, conditional sales or other Contract pursuant to which any Seller (in connection with the Finishing Business) or Acquired Subsidiary leases, has purchased or sold or holds possession of, but not title to, any real or personal property, whether as lessor, lessee, purchaser, seller, bailee, pledgee or the like, in each case involving aggregate payments in excess of $500,000, in each case except for any Real Property Lease; and
          (xv) any Contract for the acquisition of a business by any Acquired Subsidiary or any Seller (in connection with the Business) containing provisions that are currently operative (including ongoing earn-out or indemnity obligations).
          (b) Each Scheduled Contract is a valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles. No Seller nor any Acquired Subsidiary is in material violation or breach of or default under (either with or without the lapse of time, giving of notice, or both) any Scheduled Contract. To the Sellers’ Knowledge, no other party to any Scheduled Contract is in material violation or breach of or default under (either with or without the lapse of time, giving of notice, or both) any Scheduled Contract.
          (c) Sellers have made available to Purchaser Parent a true, correct and complete (in all material respects) copy of each written Scheduled Contract, and a true, correct and complete (in all material respects) written description of each oral Scheduled Contract.
          4.12 Employee Matters.
          (a) Except as disclosed in Schedule 4.12(a) since January 1, 2008, none of the Employees is represented by any union or subject to any collective bargaining agreement or other union or works council agreement with any union or labor organization or employee group, and, to the Knowledge of Sellers, no Employees are engaged in any union, labor organization or employee group to organize any Employees.
          (b) Except as set forth on Schedule 4.12(b) and to the Knowledge of Sellers, none of the Employees has suffered or is suffering from any illness or disease caused directly or indirectly by any employment-related condition or by contact with any materials within the scope of such Employee’s employment.
          (c) Except as disclosed in Schedule 4.12(c), to Sellers’ Knowledge there has been no complaint, grievance, or unfair labor practice charge filed with any union, labor organization, employee group, Governmental Authority or other body against Seller Parent or any of its Affiliates alleging unfair labor practices, human rights violations, employment discrimination charges, or similar matters relating to the Finishing Business or any Employee.
          (d) Since January 1, 2008, neither Seller Parent nor any of its Affiliates (with respect to the Finishing Business) nor any Acquired Subsidiary has experienced any work stoppages, slowdowns, walkouts or strikes.
          (e) Except as disclosed in Schedule 4.12(e), Seller Parent and its Affiliates (with respect to the Finishing Business) and each Acquired Subsidiary has complied with all Applicable Laws relating to the employment of the Employees, including Applicable Laws relating to wages, hours, working time, equal opportunity, occupational health and safety, workers’ compensation, collective bargaining, equal pay or treatment, discrimination on the grounds of any class protected by Applicable Law, information and consultation, maternity, paternity and parental leave and pay, immigration control, information and data privacy and security, and the withholding and payment of social security and other Taxes, and continuation coverage with respect to group health plans, except where the failure to comply would not have a Material Adverse Effect.
          (f) To the Knowledge of Sellers, no management-level or higher Employee has any plans to terminate employment with Seller Parent or its applicable Affiliates (with respect to the Finishing Business) or Acquired Subsidiary or not accept employment with Purchaser Parent or the applicable Purchaser following the Closing, and, to the Knowledge of Sellers, none of the executive officers of any Seller (with respect to the Finishing Business) or any Acquired Subsidiary intends to resign within one year after the Closing.
          (g) To Sellers’ Knowledge, no Employee is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such Employee to carry out fully all activities of such Employee in furtherance of the Finishing Business, in each case either before or after the Closing.
          (h) The qualifications of each Employee for employment under Applicable Law have been reviewed by Seller Parent or its applicable Affiliates (with respect to the Finishing Business) or Acquired Subsidiary that employs such Employee and a properly completed Form I-9 is on file with respect to each Employee for whom such Form I-9 is required under Applicable Law. Seller Parent and its applicable Affiliates (with respect to the Finishing Business) and each Acquired Subsidiary has complied in all material respects with the U.S. Immigration and Nationality Act, as amended from time to time, and the rules and regulations promulgated thereunder.
          (i) To Sellers’ Knowledge, neither Seller Parent nor any of its Affiliates (with respect to the Finishing Business) nor any Acquired Subsidiary has classified or treated any of its common-law employees as an independent contractor
          (j) To Sellers’ Knowledge, no variation in any Contract of employment has been agreed to for the future in respect of any Employee other than in the ordinary course of business.
          (k) Except as listed in Schedule 4.12(k), and except for normal pay raises in the ordinary course of business consistent with past practices, neither Seller Parent nor any of its Affiliates has altered the terms and conditions of employment of any management-level or higher Non-U.S. Employee in the 12 months immediately prior to Closing.
          (l) No material Liability has been incurred by Seller Parent or any of its Affiliates (with respect to the Finishing Business) or any Acquired Subsidiary for breach of any contract of employment with any Non-U.S. Employee, including in respect of redundancy payments, protection awards, compensation for wrongful dismissal, unfair dismissal, sex, race or disability discrimination or failure to comply with any order for the reinstatement or re-engagement in relation to or for or on behalf of any of any Non-U.S. Employee.
          (m) Neither Seller nor any of its Affiliates (with respect to the Finishing Business) nor any Acquired Subsidiary has engaged in any workforce reduction or other action related to any

Employee that has resulted in any unsatisfied liability or which could result in liability under the Worker Adjustment and Retraining Notification Act of 1988 or the Trade Union and Labour Relations (Consolidation) Act of 1992 or under any similar or comparable Applicable Laws, and neither Seller nor any of its Affiliates (with respect to the Finishing Business) nor any Acquired Subsidiary has issued any notice that any such action is to occur in the future.
          (n) Schedule 4.12(n) (the “Employee List”) contains a complete and accurate list identifying all Employees as of the date hereof and specifying with respect to each such Employee, as of March 1, 2011, the Employee’s:
          (i) date of hire or initial service;
          (ii) job title;
          (iii) status as full-time or part-time(with “full-time” being defined as at least 40 hours per week or such number of hours per week as allowed by Applicable Law to be classified as full-time), or on disability or other leave of absence;
          (iv) classification as exempt or non-exempt under the Fair Labor Standards Act (as applicable);
          (v) current annual salary, draw, or hourly-rate of compensation (as applicable);
          (vi) primary work location, including city and country, and whether such Employee primarily performs services from a home office; and
          (vii) all other information required to be provided to Purchasers by Seller Parent or any of its Affiliates under Applicable Law in connection with the transfer of any Non-U.S. Employees (as applicable).
          (o) The UK Employees, as identified in Schedule 4.12(o), are employed exclusively in the Finishing Business as carried on in the United Kingdom and, other than the UK Employees, there are no employees, workers, agency workers or independent contractors employed or engaged by or in respect of the Finishing Business as carried on in the United Kingdom, whether by ITW Limited or any other Affiliate of Seller Parent or any other Seller, or any of its or their respective contractors or agents or otherwise. No later than 10 Business Days prior to the Closing Date, Sellers will deliver to Purchaser Parent an updated Schedule 4.12(o) identifying all UK Employees as of 10 Business Days prior to the Closing Date, rather than as of March 1, 2011.
          4.13 Litigation. Except for any ordinary course of business customer claims or employment related claims, including claims related to injuries or accidents, in each case that do not seek damages in excess of $500,000 (for any such claim or series of related claims), criminal penalties, or relief other than money damages (such claims, the “Minor Claims”), or except as set forth in Schedule 4.13, as of the date hereof, there are no lawsuits, actions, arbitrations, proceedings or investigations relating to the Finishing Business or any Acquired Subsidiary for which any Seller or Acquired Subsidiary has received written notice. Except for any Minor Claims, or except as set forth in Schedule 4.13, to Sellers’ Knowledge, there are no claims or complaints by or before any Governmental Authority pending or threatened against any Seller or any Acquired Subsidiary (i) relating to the Finishing Business or its business or properties, or (ii) seeking to enjoin the transactions contemplated hereby. Except as set forth in Schedule 4.13, as of the date hereof, the Finishing Business is not subject to any order, writ, judgment, investigation or decree of any court or Governmental Authority.
          4.14 Compliance with Laws; FCPA.
          (a) Each Seller is and for the past five years has been in material compliance with all Applicable Laws with respect to the operation of the Finishing Business and the Acquired Assets, and each Acquired Subsidiary is and for the past five years has been in material compliance with all Applicable Laws. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against any Seller (with respect to the Finishing Business) or against any Acquired Subsidiary alleging any failure to so comply. No Seller nor any Acquired Subsidiary has received written notice at any time in the past five years to the effect that any Seller (with respect to the Finishing Business) or any Acquired Subsidiary is not in material compliance with any Applicable Laws.
          (b) Each Seller (with respect to the Finishing Business) and each Acquired Subsidiary is and at all times has been in material compliance with all applicable export-control, trade and economic sanctions laws, rules, and regulations (whether federal, state, foreign, or other), including the U.S. Commerce Department’s Export Administration Regulations and all sanctions laws, rules and regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, as well as all applicable export-control and sanctions laws, rules and regulations maintained by other jurisdictions, to the extent that no such laws, rules, regulations, or sanctions programs of any other jurisdiction are in contravention of any U.S. law, rule or regulation.
          (c) No Seller (with respect to the conduct of the Finishing Business) nor any Acquired Subsidiary (i) has engaged, directly or indirectly, in any violation of the FCPA, or any other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”), or any anti-boycott, anti-terrorism, or arms-control laws, rules, or regulations or sanctions programs; (ii) has conducted business with any restricted party identified in writing by the U.S. government as a Person with whom or with which conducting business would constitute a violation of U.S. Applicable Law; or (iii) has ever been the subject of any bribery, money laundering or anti-kick-back investigation by any Governmental Authority. Without limiting the foregoing, (1) no Seller (with respect to the conduct of the Finishing Business) nor any Acquired Subsidiary, nor any of their respective directors, officers, agents, distributors, employees or other Persons acting on their behalf has, directly or indirectly, taken any action, or failed to act, in a manner that would be a violation of any Anti-Corruption Laws; (2) each Seller (with respect to the Finishing Business) and each Acquired Subsidiary maintains its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and maintains a system of adequate internal accounting controls; (3) no portion of the Purchase Price will be used to fund payments in connection with securing improperly any approvals or any other improper advantages from any Governmental Authority; and (4) none of the officers, directors, employees or agents of any Seller or any Acquired Subsidiary are Government Officials. For purposes of this Agreement, “Government Official” means any (i) officer or employee of a Governmental Authority or instrumentality thereof (including any state-owned or state-controlled enterprise) or of a public international organization, (ii) candidate for political office or official of any political party, (iii) person acting for or on behalf of any Governmental Authority or instrumentality thereof, or (iv) a member of a royal family.
          4.15 Permits and Licenses. Except as disclosed on Schedule 4.15 Sellers and the Acquired Subsidiaries have all material Permits used in the operation of the Finishing Business as currently conducted. All such Permits are currently effective and valid and are sufficient to enable Sellers and the Acquired Subsidiaries to conduct the Finishing Business in material compliance with all Applicable Laws. The execution, delivery or performance of this Agreement by the parties shall not have any effect on the continued validity or sufficiency of such Permits, nor to Sellers’ Knowledge shall any additional material Permits be required by virtue of the execution, delivery or performance of this Agreement by the parties hereto to enable Purchasers to conduct the Finishing Business after Closing in the same manner in which it is currently being conducted. To Sellers’ Knowledge, except as disclosed on Schedule 4.15, each Permit that is included in the Acquired Assets is transferable to Purchasers. The Sellers and the Acquired Subsidiaries have all material Permits necessary for the operation of the Finishing Business as currently conducted and have procured each such item in a manner that complies in all material respects with all Applicable Laws. There is no pending or, to the Knowledge of Sellers, threatened action, suit, proceeding, hearing, investigation, arbitration, or other proceedings by any Governmental Authority that would reasonably be expected to adversely affect any of the Permits.
          4.16 Environmental Matters.
          (a) The operations of the Finishing Business and the operations of the Acquired Subsidiaries have at all times been conducted in material compliance with, and are in material compliance with, all Environmental Laws and, to Sellers’ Knowledge, there are no circumstances which may prevent or interfere with such material compliance in the future. Except as set forth in Schedule 4.16(a), no Seller (with respect to the Finishing Business) nor any Acquired Subsidiary has received any written or oral notice, report or other information regarding any actual or alleged violation of any Environmental Laws, or any Liabilities, including any investigatory, remedial or corrective obligations, arising under Environmental Laws, in each case which has not been cured.
          (b) Except as set forth in Schedule 4.16(b), there are no pending or, to Sellers’ Knowledge, threatened suits, proceedings, claims, encumbrances, or other restrictions of any nature, resulting from, arising under or pursuant to any Environmental Laws, relating to or affecting any Seller (with respect to the Finishing Business), any Acquired Subsidiary, the Finishing Business, any Owned Real Property, any other Acquired Assets, or any other assets of any Acquired Subsidiary.
          (c) No Seller nor any Acquired Subsidiary has installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Materials in any manner so as to create any material Liability under any Environmental Law or any other material Liability for any Seller with respect to the Finishing Business, for any Acquired Subsidiary, or for any Purchaser or Purchaser Parent. Except as set forth in Schedule 4.16(c), no material contamination from any Hazardous Material has been created, exacerbated or exists on or under any of the Owned Real Property or any other real property currently used in connection with the Finishing Business or by any Acquired Subsidiary. There has been no treatment, storage, release or threatened release of any Hazardous Material at or from any of the Owned Real Property or any other real property currently used in connection with the Finishing Business or by any Acquired Subsidiary, except in material compliance with applicable Environmental Laws. There has been no disposal of any Hazardous Materials at any of the Owned Real Property or any other real property currently used in connection with the Finishing Business or by any Acquired Subsidiary so as to create any material Liability under any Environmental Law or any other material Liability. To Sellers’ Knowledge, there has been no arrangement for disposal of any Hazardous Material by any Seller (in connection with the Finishing Business) or any Acquired Subsidiary on any property or facility not owned by a Seller or an Acquired Subsidiary, except in accordance with Environmental Laws. To Sellers’ Knowledge, no Seller (with respect to the Finishing Business) nor any Acquired Subsidiary has sent any Hazardous Material to any site that, pursuant to any Environmental Law, has been placed on the National Priorities List or any similar federal, state or other list.
          (d) Neither this Agreement nor the consummation of the transactions contemplated hereby shall result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Authority or other Person, pursuant to any Environmental Laws.
          (e) None of the Sellers (with respect to the Finishing Business) nor any of the Acquired Subsidiaries, nor any of their respective predecessors or Affiliates, has, either expressly or by operation of law, assumed or undertaken any Liability associated with any Owned or Leased Real Property or the current Finishing Business operations at any Owned or Leased Real Property, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.
          (f) Except as set forth on Schedule 4.16(f), there are no underground storage tanks or related piping or surface impoundments located on or at any of the Owned Real Property or any other real property currently used in connection with the Finishing Business or by any Acquired Subsidiary, and no such tank, piping or impoundments has been removed from any Owned Real Property or any other real property currently used in connection with the Finishing Business or by any Acquired Subsidiary, except in compliance with all applicable Environmental Laws.
          (g) Seller Parent has delivered to Purchaser Parent all known environmental audits, surveys, reports and other material environmental documents relating to the operation of the Finishing Business at any past or current properties, facilities and operations of any Seller or any Acquired Subsidiary.
          4.17 Insurance. The Acquired Assets, the operation of the Finishing Business, and the assets and operations of the Acquired Subsidiaries are insured under insurance policies of the types, and providing coverage of the scope and magnitude, as are reasonable and customary for a business of a similar size operating in the industry in which the Finishing Business operates. All such policies are in full force and effect and all premiums due and payable with respect to such policies have been timely paid. Schedule 4.17 sets forth an accurate and complete list of all claims in excess of $500,000 (for any single claim or series of related claims) which have been made by any Seller (with respect to the Finishing Business) or any Acquired Subsidiary within the past two years under any insurance policy, including any workmen’s compensation, general liability or property insurance policy. Except as set forth on Schedule 4.17, there are no pending or threatened claims in excess of $500,000 (for any single claim or series of related claims) under any insurance policy with respect to the Finishing Business or by any Acquired Subsidiary. Purchaser Parent acknowledges that all such policies listed on Schedule 4.17 will not be available to Purchasers or Purchaser Parent after the Closing Date.
          4.18 Benefit Plans/Schemes.
          (a) Schedule 4.18(a) lists each Employee Benefit Plan/Scheme that any Seller or Acquired Subsidiary maintains that will be assumed or continued by Purchaser Parent, Purchaser or Acquired Subsidiary, to which any Seller or Acquired Subsidiary contributes or has any obligation to contribute that will be assumed or continued by Purchaser Parent, Purchaser or Acquired Subsidiary, or with respect to which any Acquired Subsidiary has any Liability.
          (i) For each Employee Benefit Plan/Scheme maintained by an Acquired Subsidiary or with respect to which Purchaser Parent or any Purchaser will be assuming liabilities, each such Employee Benefit Plan/Scheme (and each related trust, insurance contract, or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Employee Benefit Plan/Scheme, the terms of any applicable collective bargaining agreement and Applicable Law.
          (ii) For each Employee Benefit Plan/Scheme maintained by an Acquired Subsidiary or with respect to which Purchaser Parent or any Purchaser will be assuming liabilities, all material required reports and descriptions (including annual reports (such as IRS Form 5500 in the United States), summary annual reports, and summary plan descriptions) have been timely filed and distributed in accordance with the requirements of Applicable Law with respect to each such Employee Benefit Plan/Scheme.
          (iii) All contributions (including all employer contributions and employee contributions) that are due have been made within the time periods prescribed by Applicable Law to each such Employee Benefit Plan/Scheme, and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Employee Benefit Plan/Scheme or accrued in accordance with the past custom and practice of the applicable Seller or Acquired Subsidiary and applicable accounting standards. With respect to each such Employee Benefit Plan/Scheme, all premiums or other payments for all periods ending on or before the Closing Date have been paid or will be paid within 30 days of Seller Parent’s receipt of a valid invoice for such premiums with respect to each such Employee Benefit Plan/Scheme.
          (iv) Each such Employee Benefit Plan/Scheme which is intended to meet the requirements of Applicable Law regarding qualification or registration for tax-favored status is so qualified or registered, and nothing has occurred since the date of such qualification or registration that would reasonably be expected to materially adversely affect the tax-favored status of any such Employee Benefit Plan/Scheme. Each such Employee Benefit Plan/Scheme has been timely amended to reflect in all material respects the provisions of Applicable Law in effect for any period prior to the Closing, and there are no material plan document failures, operational failures, demographic failures or employee eligibility failures which have not been corrected in accordance with Applicable Law with respect to any such Employee Benefit Plan/Scheme.
          (v) There have been no transactions engaged in with respect to any such Employee Benefit Plan/Scheme that are prohibited by Applicable Law. Further, no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan/Scheme. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan/Scheme (other than routine claims for benefits) is pending or, to the Knowledge of Sellers, threatened.
          (vi) For each Employee Benefit Plan/Scheme maintained by an Acquired Subsidiary or with respect to which Purchaser Parent or any Purchaser will be assuming liabilities, Seller Parent has delivered to Purchaser Parent correct and complete copies of all plan governing documents and current employee booklets and all related trust agreements, insurance contracts, and other funding arrangements which implement each such Employee Benefit Plan/Scheme.
          (vii) For each Employee Benefit Plan/Scheme maintained by an Acquired Subsidiary or with respect to which Purchaser Parent or any Purchaser will be assuming liabilities, any Employee Benefit Plan/Scheme that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in full documentary and operational compliance with Section 409A of the Code.
          (viii) For each Employee Benefit Plan/Scheme maintained by an Acquired Subsidiary or with respect to which Purchaser Parent or any Purchaser will be assuming liabilities, no Employee Benefit Plan/Scheme is subject to Section 457A of the Code.
          (b) Except as disclosed in Schedule 4.18(b), no Seller (with respect to any Employee) nor any Acquired Subsidiary nor any Affiliate of any Seller (with respect to any Employee) or any Acquired Subsidiary maintains, contributes to, has any obligation to contribute to, or has any Liability under or with respect to any defined benefit or superannuation plan or scheme or any plan sponsored by or affiliated with a collective bargaining unit. Except as disclosed in Schedule 4.18(b), with respect to any defined benefit or superannuation plan or scheme that any Seller (with respect to any Employee) or Acquired Subsidiary maintains, to which any Seller (with respect to any Employee) or Acquired Subsidiary contributes or has any obligation to contribute, or with respect to which any Seller (with respect to any Employee) or Acquired Subsidiary has any Liability, the fair market value of the assets of such plan or scheme is at least equal to the present value of the Liability with respect to such plan or scheme, as determined in accordance with GAAP (or in accordance with comparable generally accepted standards in effect in the country in which such plan or scheme is located).
          (c) No Seller nor any Acquired Subsidiary maintains, contributes to or has any obligation to contribute to, or has any Liability with respect to, any Employee Benefit Plan/Scheme (excluding any Employee Benefit Plan/Scheme maintained by any Seller with respect to which Purchaser Parent or any Purchaser is not assuming liabilities) which provides medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated directors, managers, officers or Employees (or any spouse or other dependent thereof) other than in accordance with Applicable Law.
          (d) Except as set forth in Schedule 4.18(d), the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or further act or events, including, without limitation, the termination of employment of any directors, managers, officers or Employees) result in (i) any payments or acceleration of any payments, (ii) any additional vesting, or (iii) any benefit accruals to or with respect to any current or former director, manager, officer or Employee.
          (e) No Seller or any Acquired Subsidiary has made any legally enforceable agreement to modify the terms, or not modify the terms, of any Employee Benefit Plan/Scheme, other than such changes or amendments as may be required by Applicable Law. No restriction on the ability of any Seller or any Acquired Subsidiary to amend or terminate any Employee Benefit Plan/Scheme has been contractually assumed by any Seller or Acquired Subsidiary that is not required to have been assumed by Applicable Law.
          (f) Prior to Closing, Seller Parent shall deliver to Purchaser Parent the material terms of any Employee Benefit Plan/Scheme maintained by Sellers in which Employees participated immediately prior to Closing and with respect to which the Purchaser Parent and Purchasers are not assuming any liabilities.
          4.19 Books and Records. The Books and Records of the Finishing Business and the Acquired Subsidiaries are true and complete in all material respects.
          4.20 Transactions with Related Parties. No director, manager, officer, employee, agent, equity holder, or Affiliate of any Seller or any Acquired Subsidiary (or any individual related by blood, marriage, or adoption to any such Person or any entity in which any such Person owns any beneficial interest) (i) has any material interest in any material property (whether real, personal, or mixed and whether tangible or intangible), used in or relating to the Finishing Business or any material property (whether real, personal, or mixed and whether tangible or intangible) of any Acquired Subsidiary; (ii) owns, of record or as a beneficial owner, any material equity interest or any other material financial or profit interest in any Person that (A) has any material business dealings, or a material financial interest in any transaction, with any Seller relating to the Finishing Business or with any Acquired Subsidiary, or (B) engages in competition with the Finishing Business; or (iii) is a party to any Contract with any Seller (relating to the Finishing Business) or any Acquired Subsidiary, in each case involving amounts in excess of $500,000.

          4.21 No Undisclosed Liabilities. Except for such Liabilities which would not have a Material Adverse Effect, no Seller has any Liability relating to the Finishing Business and no Acquired Subsidiary has any Liability, except for (i) Liabilities disclosed in Schedule 4.21 or on the balance sheet included in the March 2011 Management Financial Statements; (ii) Liabilities (other than Debt) arising or incurred in the ordinary course of business since the date of the March 2011 Management Financial Statements, consistent with the past practice; (iii) in the case of Sellers, Liabilities under Acquired Contracts that constitute Assumed Liabilities, and in the case of the Acquired Subsidiaries, Liabilities under Contracts entered into in the ordinary course of business consistent with past practice (none of which Liabilities results from, arises out of, or relates to any material breach thereof or default thereunder); and (iv) Liabilities incurred in connection with the transactions contemplated by this Agreement.
          4.22 Major Customers and Suppliers. Schedule 4.22 contains a list of the 10 largest customers and the 10 largest suppliers of the Finishing Business for the year ended December 31, 2010, and includes the net sales or purchases by the Finishing Business attributable to each such customer or supplier for such period. No customer or supplier listed in Schedule 4.22, nor any other material customer or supplier of the Finishing Business, has cancelled or otherwise terminated (or to Sellers’ Knowledge threatened to cancel or terminate) its relationship with the Finishing Business or notified any Seller or any Acquired Subsidiary in writing of any potential material change to its arrangements with the Finishing Business. To the Knowledge of Sellers, no customer or supplier listed in Schedule 4.22, nor any other material customer or supplier of the Finishing Business, intends to cease doing business with the Finishing Business or decrease the amount or nature of business it does with the Finishing Business in any material respect.
          4.23 Product Warranties. Each product manufactured, sold, leased or delivered by Sellers in connection with the Finishing Business or by the Acquired Subsidiaries was at all times when such actions occurred in material conformance with all applicable Contractual obligations, including all applicable express and implied warranties. No Seller nor any Acquired Subsidiary has any Liability for replacement or repair of any such products or other damages in connection therewith, subject only to the reserve for product warranty claims shown on the balance sheet included in the March 2011 Management Financial Statements. No Product is subject to any guarantee, warranty or other indemnity beyond the applicable terms and conditions of sale or lease for such Product.
          4.24 Brokers or Agents. No Seller nor any Acquired Subsidiary has employed or dealt with any brokers, consultants or investment bankers in connection with the transactions contemplated hereby, other than brokers, consultants or investment bankers, the fees, commissions and expenses of which shall be payable by Sellers.
          4.25 Scope of Representations and Warranties of Sellers. For the avoidance of doubt, the parties acknowledge and agree that it is their intent that the representations and warranties set forth in this Article 4 cover all of the operations of the Finishing Business regardless of which Subsidiaries of Seller Parent conduct the Finishing Business as of the date hereof or as of the Closing Date, and that references to Sellers and Acquired Subsidiaries in this Article 4 should be read broadly to include all Subsidiaries of Seller Parent that engage in the Finishing Business or through which the Finishing Business is conducted or that own assets used in the Finishing Business.
          4.26 No Additional Representations. Except for the representations and warranties set forth in this Agreement, none of the Sellers or any Acquired Subsidiary or any other Person acting on any such entity’s behalf, makes any representation or warranty with respect to the Finishing Business. Seller Parent (for itself and on behalf of its Affiliates) hereby disclaims any implied warranty, including, without limitation, any implied warranty of merchantability or fitness for a particular purpose. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES REGARDING PAST OR FUTURE FINANCIAL PERFORMANCE OF THE ACQUIRED ASSETS OR AS TO ANY FINANCIAL INFORMATION, INCLUDING BUT NOT LIMITED TO BALANCE SHEET OR PROFORMA FINANCIALS OR FINANCIAL PROJECTIONS MADE AVAILABLE TO BUYER REGARDING THE ACQUIRED ASSETS.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER
          To induce Sellers to enter into this Agreement, Purchaser Parent and Purchasers jointly and severally represent and warrant as follows:
          5.1 Authority; Consents.
          (a) The execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchasers and Purchaser Parent and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all necessary organizational action on the part of Purchasers and Purchaser Parent and do not and shall not (i) conflict with or violate any provision of the Articles of Incorporation, Bylaws or other organizational documents of any Purchaser or Purchaser Parent, (ii) conflict with or result in a violation or breach of any provision of any Applicable Law to which any Purchaser or Purchaser Parent or any of their respective assets may be subject; or (iii) conflict with, result (with or without notice or the lapse of time, or both) in a default of, constitute a default under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, or impose any material penalty or material additional payment obligations under any material Contract to which any Purchaser or Purchaser Parent is a party or by which it is bound or to which any of its assets is subject.
          (b) Each of Purchasers and Purchaser Parent has full power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party and to carry out the transactions contemplated hereby and thereby.
          (c) This Agreement has been duly and validly executed and delivered by Purchaser Holdco, IP Purchaser, and Purchaser Parent and is, and each Ancillary Agreement contemplated hereby when executed and delivered by it shall be, the legal, valid and binding obligation of Purchasers and Purchaser Parent, enforceable in accordance with its respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles.
          (d) Other than the filings required by the pre-merger notification requirements of the HSR Act and similar non-U.S. statutes and regulations, and except as listed on Schedule 5.1(d), no material consent, authorization, order, or approval of or filing with any Governmental Authority or other Person is required in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Purchasers and Purchaser Parent and the consummation by Purchasers and Purchaser Parent of the transactions contemplated by this Agreement and the Ancillary Agreements.
          5.2 Organization and Qualification. Each of Purchaser Holdco, IP Purchaser, and Purchaser Parent is, and at Closing each other Purchaser will be, an entity lawfully existing and in good standing under the laws of the jurisdiction of its formation with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted.
          5.3 Financial Ability. At the Closing, Purchaser Parent will have sufficient funds to permit Purchasers and Purchaser Parent to consummate the transactions contemplated by this Agreement, including payment of the Initial Purchase Price. Purchaser Parent’s obligations under this Agreement are not subject to any conditions regarding Purchaser Parent’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.
          5.4 Brokers or Agents. No Purchaser nor Purchaser Parent has employed or dealt with any brokers, consultants or investment bankers in connection with the transactions contemplated hereby, other than brokers, consultants or investment bankers, the fees, commissions and expenses of which shall be payable by Purchasers or Purchaser Parent.
ARTICLE 6
COVENANTS
          6.1 Pre-Closing Covenants. The parties agree as follows with respect to the period prior to the Closing:
          (a) General. Each of the parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 7); provided, however, that nothing in this Section 6.1(a) shall require any party to commence or participate in litigation.
          (b) Consents. Sellers shall, and shall cause the Acquired Subsidiaries to, use commercially reasonable efforts to obtain all third-party consents necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement.
          (c) Access. Sellers shall, and shall cause the Acquired Subsidiaries to, provide Purchaser Parent and its representatives: (i) reasonable access to Sellers’ and the Acquired

Subsidiaries’ employees, accountants, lenders, attorneys, insurers and other third-party representatives engaged with respect to the Finishing Business, (ii) reasonable access to Sellers’ and the Acquired Subsidiaries’ properties, Contracts, Books and Records, and other documents and information in each case relating to the Finishing Business; (iii) copies of all such Contracts, Books and Records, and other documents and information relating to the Finishing Business as they may reasonably request; and (iv) such additional financial, operating, and other data and information relating to the Finishing Business as they may reasonably request. Sellers shall, and shall cause the Acquired Subsidiaries to, cooperate and assist, to the extent reasonably requested by Purchaser Parent and its representatives, with Purchaser Parent’s investigation of the properties, assets, and financial condition of the Finishing Business.
          (d) Conduct of Finishing Business. Sellers shall, and shall cause the Acquired Subsidiaries to: (i) conduct the Finishing Business in the ordinary course and in substantially the same manner as the Finishing Business has been conducted prior to the date of this Agreement, including maintaining in full force and effect all insurance policies applicable to the Finishing Business or the Acquired Subsidiaries or substantially equivalent replacements therefor; (ii) use their reasonable best efforts to preserve the current business organization of the Finishing Business, keep available the services of Sellers’ and the Acquired Subsidiaries’ current officers, employees and agents engaged in the Finishing Business, and maintain the relations and goodwill with all suppliers, customers, distributors, landlords, creditors, and other Persons having business relationships with the Finishing Business; (iii) not enter into any Tax closing agreement, surrender any right to claim a refund of Taxes, waive any statute of limitations regarding any Tax, agree to any extension of time regarding the assessment of any Tax deficiency or take any other similar action relating to any Tax, if any of the foregoing would have the effect of increasing the Tax Liability of any Seller (with respect to the Finishing Business or the Acquired Assets) or any Acquired Subsidiary for any period ending after the Closing Date or decreasing any Tax attribute of any Seller (with respect to the Finishing Business or the Acquired Assets) or any Acquired Subsidiary; and (iv) cause ITW Oberflächentechnik GmbH to take all necessary actions such that its taxable year ends on the Closing Date.
          (e) Notice of Developments. Sellers shall promptly notify Purchaser Parent in writing of (i) any breach of or inaccuracy in any representation or warranty made by Sellers in this Agreement, (ii) any event, change, or development occurring after the date of this Agreement that would cause or constitute a breach of any representation or warranty made by Sellers in this Agreement if such representation or warranty had been made after the time of such event, change, or development, and (iii) any material breach of any covenant or agreement made herein by Sellers; provided, however, that any such notice or any additional disclosure related thereto shall have no effect on the determination of the satisfaction of any conditions to the obligation of the other parties to consummate the transaction contemplated by this Agreement set forth in Article 7 or on the determination of the presence of a breach of any representation or warranty in this Agreement or any party’s right to indemnification under this Agreement. Sellers shall promptly provide Purchaser Parent with such additional information in Sellers’ possession as Purchaser Parent may reasonably request relating to any notice provided in accordance with the preceding sentence.
          (f) Exclusivity. No Seller shall, or shall permit any Acquired Subsidiary or any representative of any Seller or any Acquired Subsidiary to, directly or indirectly: (i) solicit, initiate, seek, or encourage any inquiry, proposal or offer from any Person (other than Purchaser Parent and Purchasers) relating to any transaction involving the sale of the Finishing Business or any assets relating to the Finishing Business (other than sales of inventory and the disposal of obsolete equipment in the ordinary course of business) or any of the ownership interests of any Acquired Subsidiary, whether by merger, tender offer, purchase, share exchange, joint venture, business combination, or otherwise (such inquiry, proposal or offer being an “Acquisition Proposal”); (ii) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Purchaser Parent and Purchasers) relating to or in connection with an Acquisition Proposal; (iii) consider, entertain or accept any Acquisition Proposal from any Person (other than Purchaser Parent and Purchasers); or (iv) take any other action that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement. Sellers shall promptly notify Purchaser Parent in writing of any Acquisition Proposal.
          (g) Competition Approvals. In connection with the transactions contemplated by this Agreement, after the date hereof, the parties shall as promptly as practicable comply with the notification and reporting requirements of the HSR Act and any other similar non-U.S. antitrust or competition laws. The parties shall comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any U.S. or non-U.S. antitrust authority. Sellers and Purchaser Parent shall cooperate with each other and use their respective reasonable best efforts to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to satisfy the conditions in Article 7 and to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Subsidiaries shall be required to agree to any divestitures, licenses, hold separate arrangements or similar matters (including agreeing to any limitations on the ability of any Purchaser, Purchaser Parent, or any of their Affiliates to acquire, hold, or exercise full rights of ownership of the Finishing Business and the Acquired Assets) in order to obtain approval of the transactions contemplated by this Agreement under applicable competition laws; and provided further that nothing in this Section 6.1(g) shall require any party to commence or participate in litigation. Each party, to the extent permitted by Applicable Law and the appropriate Governmental Authority, shall promptly notify the other parties of any written communication to that party from any Governmental Authority relating to antitrust or competition laws in connection with the transactions contemplated by this Agreement and, subject to Applicable Law, shall cooperate with the other parties in connection with all matters contemplated by this Section 6.1(g); provided, however, that information shared among the parties in the course of such cooperation shall be subject to a confidentiality or joint defense agreement mutually agreed upon by the parties. Purchaser Parent shall pay all filing fees in connection with any filings made by the parties under the HSR Act and any other similar non-U.S. antitrust or competition laws.
          (h) Damages to Acquired Assets. To the extent Sellers have in force any policies of insurance insuring any of the Acquired Assets or any properties or assets of any Acquired Subsidiary, any proceeds of any insurance payable in respect of any event that occurs from and after the date of this Agreement and before the Closing shall be received by Sellers in trust for the applicable Purchaser and, to the extent the damage to the properties or assets to which the proceeds pertain has not been repaired or restored prior to the Closing, such proceeds shall be paid over to such Purchaser at the Closing or, if no proceeds have been received before the Closing, Sellers shall assign any of their claims thereto to such Purchaser at the Closing. In addition to paying over or assigning to the applicable Purchaser proceeds of any policy of property and casualty insurance as provided above, Sellers shall pay to such Purchaser at the Closing any related deductible amount provided under any such policy of insurance, provided that Purchasers shall in no event be entitled to receive any payments from Sellers pursuant to this Section 6.1(h) in excess of the economic value of such damaged properties or assets. Nothing in this Section 6.1(h) limits the conditions set forth in Section 7.1.
          (i) Intercompany Accounts. On or before the Closing Date, Sellers shall settle or cause to be settled all intercompany accounts between any Sellers relating to the Finishing Business or the Acquired Assets or between any Seller and any Acquired Subsidiary or any other Affiliate of any Seller relating to the Finishing Business or the Acquired Assets. For the avoidance of doubt, Tangible Net Assets shall be determined without giving effect to any intercompany accounts or the cancellation thereof.
          (j) Non-U.S. Subsidiary Purchases.
          (i) Seller Parent will (at its sole cost and expense) cause the organization structure of its Subsidiaries involved in the Finishing Business (including the Acquired Subsidiaries) and the ownership of the Acquired Assets, immediately prior to the Closing, to be as set forth on Schedule 6.1(j)(i).
          (ii) As soon as reasonably practicable following the date hereof, (1) Seller Parent will notify Purchaser Parent of the identity of each Subsidiary of Seller Parent that will execute a Non-U.S. Subsidiary Purchase Agreement, and (2) Purchaser Parent will notify Seller Parent of the identity of each Subsidiary of Purchaser Parent that will execute a Non-U.S. Subsidiary Purchase Agreement. Each of Seller Parent and Purchaser Parent shall cause its applicable Subsidiaries (whether existing as of the date hereof or formed after the date hereof) to duly execute and deliver the Non-U.S. Subsidiary Purchase Agreements at Closing, or in the case of the Acquired Subsidiaries located in China, as soon as reasonably practicable following the date hereof to facilitate the government approval necessary to transfer the shares of such Acquired Subsidiaries. Each Subsidiary of Seller Parent that executes a Non-U.S. Subsidiary Purchase Agreement shall be deemed to be and shall be a Seller for all purposes under this Agreement (including for purposes of the representations and warranties set forth in Article 4), and, if such Subsidiary is formed after the date hereof, such Subsidiary shall nonetheless be deemed to be a Seller for all purposes under this Agreement as if such Subsidiary existed and owned the Acquired Assets to which its Non-U.S. Subsidiary Purchase Agreement relates as of the date hereof. Seller Parent shall ensure that its Subsidiaries that execute the Non-U.S. Subsidiary Purchase Agreements are the appropriate entities necessary to transfer, convey and assign to Purchasers all of the Acquired Assets (including all of the outstanding ownership interests in the Acquired Subsidiaries). Each Subsidiary of Purchaser Parent that executes a Non-U.S. Subsidiary

Purchase Agreement shall be deemed to be a Purchaser for all purposes under this Agreement (including for purposes of the representations and warranties set forth in Article 5), and, if such Subsidiary is formed after the date hereof, such Subsidiary shall nonetheless be deemed to be and shall be a Purchaser for all purposes under this Agreement as if such Subsidiary existed as of the date hereof.
          (iii) On or before the Closing Date, Seller Parent shall cause the Acquired Subsidiary that owns the Valence Facility to convey the Valence Facility to a different Subsidiary of Seller Parent, at Seller Parent’s sole cost and expense.
(k) Disclosure Schedules; Supplemental Disclosure.
          (i) With respect to the disclosure schedules of Sellers referenced herein as “Schedules” or “Disclosure Schedules”: (i) the inclusion of any information in any Schedule shall not be deemed to be an admission of any liability or obligation of the Sellers to any third Person, or an admission against the interest of the Finishing Business or the Sellers to any third Person; (ii) no disclosure in the Schedules relating to any possible breach or violation of any contract, laws or order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred; (iii) the contents of all documents and written contracts referred to in the Schedules are incorporated by reference into the Schedules as though fully set forth therein, if (and only if) Seller Parent has provided or made available true, correct, and complete (in all material respects) copies of such documents and contracts (except those listed on Schedule 4.10(b)) to Purchaser Parent prior to the date of this Agreement; (iv) to the extent an item is disclosed therein with respect to a particular Section (or sub-section) of this Agreement, the applicable portions of such Section (or sub-section) herein shall be deemed to be modified by such disclosure, regardless of whether such Section (or sub-section) specifically refers to a Schedule; (v) disclosure of any fact or item in any Schedule shall not necessarily mean that such fact or item is material to the Finishing Business; and (vi) any item or matter disclosed on any Schedule shall be deemed to be disclosed for all purposes on all other Schedules to the extent the applicability of such item or matter is reasonably apparent on the face of such disclosure.
          (ii) Sellers shall give prompt notice to Purchaser Parent in writing of any event which would reasonably be expected to cause any representation or warranty regarding the Finishing Business or contained in the Disclosure Schedule to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or that will result in the failure to satisfy any of the conditions specified in Article 7. From the date hereof until the Closing, Sellers may update or supplement the Disclosure Schedule to account for: (1) any event, circumstance or change that first arises after the execution and delivery of this Agreement that would make any representation or warranty in this Agreement inaccurate if such representation or warranty were given at Closing, and (2) any additional information needed to correct any inaccuracy in the Disclosure Schedule solely with respect to the Acquired Subsidiaries listed on Schedule 6.1(k); provided, however, that the delivery of a supplemented or amended Schedule/Disclosure Schedule pursuant to this Section 6.1(k)(ii) shall not constitute a failure by Sellers to satisfy the condition to Purchasers’ obligations to consummate the Closing set forth in

Section 7.1; provided, further, that, notwithstanding anything to the contrary set forth in this Agreement, no such update, supplement or amendment shall affect or in any way limit Purchasers’, Purchaser Parent’s or the Purchaser Group’s right to indemnification under Article 8 or the determination of the presence of a breach of any representation or warranty made on the date hereof or on the Closing Date for purposes of Article 8.
          (iii) Seller Parent shall promptly (but in no event less than five days prior the Closing Date) upon becoming aware of any change or development described in clause (1) or (2) of Section 6.1(k)(ii) notify Purchaser Parent in writing of any such change in the information contained in any of the Schedules required by Article 4 or any such development causing a breach of any of the representations and warranties in Article 4 that arises prior to the Closing Date. Purchaser Parent’s sole remedy for any Damages uncovered by such supplemental disclosure shall be Purchaser Parent’s right to indemnification under Article 8, in accordance with Section 6.1(k)(ii).
          (iv) From the date of execution of this Agreement and prior to Closing, in the event that any patents, patent applications, trademarks and/or trademark applications are listed on Schedule 4.10(b) due to Sellers’ questions related to ownership, transferability or maintenance, Sellers shall use their best efforts to confirm in good faith ownership, transferability or maintenance of such patents, patent applications, trademarks and/or trademark applications, and if applicable, move such patents, patent applications, trademarks and/or trademark applications to Schedule 4.10(a).
          (l) Public Announcements. Except as otherwise provided in Section 9.9, the timing and content of all announcements regarding any aspect of this Agreement or the transactions contemplated hereby to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance by Seller Parent and Purchaser Parent; provided that each party may make any such announcement which it in good faith believes, based on advice of counsel, is required by law. Notwithstanding the foregoing, each party shall use its reasonable best efforts to consult with and agree on the language of any announcement with the other party prior to any such announcement to the extent practicable, and shall in any event promptly provide the other party with copies of any such announcement.
          (m) Prorations. On the Closing Date, annual rents under assumed Real Property Leases, property Taxes (including any special assessments due and payable on or prior to the Closing Date) and other similar annual obligations to third parties shall be prorated between Sellers and Purchasers as of the Closing Date. Property Taxes for Owned Real Property of Sellers shall be prorated as of the Closing Date based upon the year with respect to which such Taxes are assessed, as determined in accordance with local law.
          (n) Assumption of Contracts. Notwithstanding anything otherwise set forth herein, Purchasers’ rights under Contracts of the Finishing Business including the Scheduled Contracts and any Acquired Contracts assumed hereunder are assumed subject to the rights of third parties to the extent such third parties have contractual rights that require prior approval or consent in connection with the transfer or assignment of the Contracts pursuant to the terms of any such Contracts. In the event that any such consent, approval or waiver shall not have been obtained prior to the Closing Date, and thereafter if any other party to a contract objects to the transfer of an Acquired Contract as a breach of such Contract, then as of the Closing, this Agreement, to the extent permitted by Applicable Law and such Contract, shall constitute full and equitable assignment by Sellers to Purchasers of all of Sellers’ right, title and interest in, to and under such assumed contracts (provided, however, that, except as otherwise expressly set forth in Article 4, Sellers make no representation or warranty with respect to the transfer or assignability of any such contract). Upon request, Sellers shall use commercially reasonable efforts to assist Purchasers in obtaining consents or approvals from third parties as may be necessary to complete any transfer of any such contract. To the extent that any such requested consents and waivers are not obtained, (i) until the impediments to any such assignment are resolved, Sellers shall use commercially reasonable efforts to (a) provide to Purchasers the benefits of any such contract, (b) hold all monies and other consideration received by Sellers thereunder on and after the Closing Date in trust for the account of Purchasers, (c) remit such money or other consideration to Purchasers reasonably promptly and (d) enforce, at the request of and for the account of Purchasers, at Purchasers’ sole expense, any rights of Sellers arising from any such contract against any third Person. From and after the Closing Date, Sellers authorize Purchasers to receive all the benefits of Sellers under any such contracts, and appoint Purchasers their attorney-in-fact to act in its name on its behalf with respect thereto. The provisions of this Section 6.1(n) shall not limit, modify or otherwise affect any representation or warranty of Sellers under this Agreement.
          (o) Draft Audited Financials. No later than 15 days prior to the Closing Date, Sellers shall provide to Purchaser Parent drafts of the Audited Financial Statements.
          6.2 Post-Closing Covenants. The parties agree as follows with respect to the period from and after the Closing:
          (a) Litigation Support. In the event and for so long as any party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, audit, charge, complaint, claim, or demand in connection with (i) any transaction contemplated by this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Seller or any Acquired Subsidiary, each of the parties shall cooperate in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as may be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under this Agreement).
          (b) Access and Information. After the Closing, Purchaser Parent shall make available and shall cause the Finishing Business to make available to Seller Parent and its accountants, agents and representatives, at reasonable times and upon prior written request, any and all books, records, contracts and other information of the Finishing Business existing at the Closing to the extent reasonably requested by Sellers for tax or accounting purposes. Purchaser Parent will cause the Finishing Business to hold all material books and records of the Finishing Business on the Closing Date and will retain and not destroy such records in accordance with Purchaser Parent’s standard record retention policy.

          (c) Transition. At the reasonable request of Purchasers, Sellers shall provide reasonable assistance to Purchaser Parent and Purchasers with the transition of the Finishing Business to Purchasers, particularly with respect to key customers and suppliers of the Finishing Business. No Seller shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Finishing Business from maintaining the same business relationships with Purchasers after the Closing as it maintained with the Finishing Business prior to the Closing. Sellers shall refer all customer inquiries relating to the Finishing Business to Purchasers from and after the Closing.
          (d) Financial Reporting. Within six (6) days following the Closing Date, Purchaser Parent shall provide to Seller Parent the normal quarter and/or month end balance sheet and other financial information of the type that the Finishing Business provided to Seller Parent via its financial reporting system for past reporting periods, covering the period ending as of the Closing Date.
          (e) Transitional Trademark License. Subject to the restrictions set forth below, Purchaser Parent and Purchasers shall have the right to continue using, for up to 12 months after the Closing Date, any brands, co-brands, trademarks, trade names, or trade dress retained by any Seller (the “Seller Retained Marks”) that, as of the Closing Date appear on any inventory (including finished products, work in process, and packaging materials) of the Finishing Business; provided, however, that (i) the right to use the Seller Retained Marks is non-exclusive, (ii) the scope of the right is limited to selling or distributing such inventory without modifying such Seller Retained Marks, (iii) Purchaser Parent and Purchasers shall maintain the current quality standards of the Finishing Business for all Products on which the Seller Retained Marks appear; and (iv) Purchaser Parent and Purchasers shall not use such Seller Retained Marks in any other manner without the prior written consent of Seller Parent. Seller Parent will, at Purchaser Parent’s request, make available to Purchasers all photography files, merchandising materials, and sales materials for the Products for Purchasers to prepare support materials to assist in a professional transition of branding from Seller Retained Marks to Purchaser Parent’s trademarks.
          (f) Confidentiality.
          (i) Purchasers and Purchaser Parent acknowledge that the information provided to them in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, originally dated February 25, 2010, between Purchaser Parent and Seller Parent, as amended. Effective upon Closing, such confidentiality agreement shall terminate.
          (ii) Sellers shall treat and hold as confidential all, and shall not disclose any, of the Confidential Information and refrain from using any of the Confidential Information except in connection with performance of Sellers’ obligations under this Agreement. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Seller shall notify Purchaser Parent promptly of the request or requirement so that

Purchasers may seek an appropriate protective order or waive compliance with the provisions of this Section. If, in the absence of a protective order or a duly given waiver by Purchaser Parent, such Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Seller may disclose such Confidential Information to the tribunal; provided, however, that the disclosing Seller shall use its reasonable best efforts to obtain, at the request of Purchaser Parent, an order or other assurance that confidential treatment shall be accorded to the Confidential Information required to be disclosed.
(g) Non-Competition and Non-Solicitation.
          (i) To further ensure that Purchasers and Purchaser Parent receive the expected benefits of acquiring the Finishing Business, Seller Parent agrees that, throughout the period that begins on the Closing Date and ends on the fifth anniversary of the Closing Date (the “Non-Compete Period”), Seller Parent will not, and will cause each of its Affiliates not to, directly or indirectly,
          (1) own, operate, be a partner, stockholder, co-venturer or otherwise invest in, lend money to, consult with, manage or render services to, act as agent for, or acquire or hold any interest in, any Person that engages in the Finishing Business anywhere in the world, except that nothing herein prohibits Seller Parent or any of its Affiliates from owning or holding less than 1% of the outstanding shares of any class of stock that is regularly traded on a recognized U.S. or non-U.S. securities exchange or over-the-counter market; provided, further, that nothing in this Section 6.2(e) shall (x) prohibit Seller Parent or any of its Affiliates from acquiring an entity or business that engages in the Finishing Business, so long as (A) the revenue from such Finishing Business operations is no more than 20% of the total revenue of such entity or business (as applicable) and (B) Seller Parent or the applicable acquiring Affiliate sells or otherwise divests such Finishing Business operations within 18 months following such acquisition or (y) prohibit Sellers and their Affiliates from operating their Dynatec and SprayCore businesses as currently operated as of the date hereof;
          (2) employ, attempt to employ, or solicit for employment any individual who on the Closing Date is an Employee or otherwise interfere with or disrupt the employment relationship (contractual or other) of any such Employee with any Purchaser or any Affiliate of any Purchaser, provided, however, that (except with respect to the individuals listed on Schedule 6.2(g)) nothing herein prohibits any Seller or any Affiliate of any Seller from any (A) general solicitation for employment (including in any newspaper or magazine, over the internet or by any search or employment agency) if not specifically directed towards any Employee, (B) hiring of any individual where the initial contact with such individual regarding such hiring arose from any such general solicitation, or (C) soliciting for employment or hiring any individual who at the time of such solicitation and hiring is not employed by any Purchaser, Purchaser Parent, or any Affiliate of any Purchaser or Purchaser Parent, provided that (i) such individual’s employment with such Purchaser, Purchaser Parent, or such Affiliate was not terminated voluntarily by such individual within 12 months after the Closing Date and (ii) such individual did not decline Purchaser Parent’s offer of employment under Section 6.3(b); or
          (3) solicit, request, advise or induce any then-current or potential customer of the Finishing Business to cancel, curtail or otherwise adversely change its actual or potential business or relationship with Purchaser Parent or any of its Affiliates.
          (ii) For a period of two years from and after the Closing Date, each Seller shall, and shall cause its Affiliates to, use its commercially reasonable best efforts to refer to Purchaser Parent all customer and other third-party inquiries relating to the Finishing Business.
          (iii) The Sellers acknowledge and agree that (1) this Section 6.2(g) is reasonable and necessary to ensure that Purchaser Parent and Purchasers receive the expected benefits of acquiring the Finishing Business, (2) Purchaser Parent and Purchasers have refused to enter into this Agreement in the absence of this Section 6.2(g) and (3) breach of this Section 6.2(g) will harm Purchaser Parent and Purchasers to such an extent that monetary damages alone would be an inadequate remedy and Purchaser Parent and Purchasers would not have an adequate remedy at law. Therefore, in the event of a breach by any Seller of this Section 6.2(g), Purchaser Parent and Purchasers (in addition to all other remedies they may have) will be entitled to seek an injunction and other equitable relief (without posting any bond or other security) restraining such Seller from committing or continuing such breach and to enforce specifically this Agreement and its terms.
          (h) License and Covenant Not to Sue. Each Seller hereby grants to Purchasers, Purchaser Parent, and their respective affiliated entities (whether or not presently existing) a non-exclusive, transferable (but only with a sale of all or substantially all of the assets of, or a stock sale or merger of, the relevant business), fully paid-up license under the Intellectual Property owned by or licensed to the Sellers to the extent necessary to make, have made, use, sell and offer for sale, import, copy, modify, distribute, publicly display and publicly perform the Products, only as such Products are offered or sold by the Finishing Business as of the Closing Date and to the extent any such licenses are sublicensable. In further consideration of the terms herein, each Seller, on behalf of itself and its Affiliates (whether or not presently existing), covenants not to sue any Persons directly or indirectly licensed under this Section 6.1(h), in connection with the Products.
          6.3 Employee Matters.
          (a) The applicable Purchaser shall adopt and assume at and as of the Closing each of the Employee Benefit Plan/Schemes, and each trust, insurance contract, annuity contract or other funding arrangement with respect thereto, of the Sellers or the Acquired Subsidiaries set forth on Schedule 6.3(a) as such plans relate to Employees employed immediately prior to Closing or retirees of the Finishing Business (the “Assumed Benefit Plans/Schemes”), and shall assume and exercise any and all rights, authorities, discretions and obligations as sponsor, named fiduciary and plan administrator of the Assumed Benefit Plans/Schemes. Such Purchaser shall cause the Assumed Benefit Plans/Schemes to be amended, as applicable, to treat employment with Sellers or the Acquired Subsidiaries prior to the Closing the same as employment with such Purchaser from and after the Closing Date for purposes of eligibility and vesting and the respective Assumed Benefit Plans/Schemes shall be responsible for group health plan continuation coverage required under Applicable Law for any qualified beneficiary under such Assumed Benefit Plans/Schemes as of the Closing Date.
          (b) No later than 10 Business Days prior to the Closing Date, Sellers will deliver to Purchaser Parent an updated Employee List setting forth the information required by Section 4.12(n) as of 10 Business Days prior to the Closing Date, rather than as of March 1, 2011. At least five Business Days before the Closing Date, Purchaser Parent or the applicable Purchaser will offer employment to each Employee identified on the updated Employee List who is an Employee immediately prior to the Closing (other than UK Employees, who will be transferred in accordance with Section 6.3(e)), with such employment to be effective immediately following, and contingent upon the occurrence of, the Closing (or, in the case of any Employee on long-term disability or other leave of absence as disclosed in Schedule 4.12(n) as disclosed on Schedule 4.12(n) (each, an “Inactive Employee”), effective upon the date such Inactive Employee is able to return to active employment as determined by Purchaser Parent or the applicable Purchaser provided that such return occurs within one year following the Closing Date, except in the case of any Inactive Employee disclosed on Schedule 6.3(b) as of the date of this Agreement, effective immediately following, and contingent upon the occurrence of, the Closing).
          (c) With respect to each Employee who Purchaser Parent or the applicable Purchaser offers employment to under Section 6.3(b), such offer shall include base salary compensation substantially comparable to such Employee’s base salary compensation immediately prior to Closing and medical benefits through December 31, 2011 that are substantially comparable to such Employee’s medical benefits immediately prior to Closing, provided that Purchaser Parent or the applicable Purchaser retains the discretion to cover Hired Employees currently covered under the medical plan option referred to by Sellers as PPO2 under another medical plan option currently offered by the current employer of such Hired Employees. Nothing in this Section 6.3(c) or this Agreement shall be deemed to interfere with Purchaser Parent’s or the applicable Purchaser’s ability to classify the Hired Employees as employees “at will.”
          (d) Sellers, Purchasers and their Affiliates shall, as applicable, exercise commercially reasonable efforts to persuade all Employees offered employment with Purchaser Parent or any Purchaser under Section 6.3(b) to accept such offers of employment. Neither Seller Parent nor any of its Affiliates will seek to induce any Employee to reject any offer of employment from Purchaser Parent or any Purchaser. Employees who accept offers of employment from Purchaser Parent or any Purchaser shall become employees of Purchaser Parent or such Purchaser (as applicable) immediately following the Closing (or, in the case of any Inactive Employee not identified on Schedule 6.3(b), upon the date each such Inactive Employee is able to return to active employment as determined by Purchaser Parent or the applicable Purchaser subject to such limitation as identified in Section 6.3(b)) and shall then cease to be employees of Seller Parent or its applicable Affiliates (provided that, in the case of Inactive Employees, Seller Parent or its applicable Affiliates retains discretion to terminate employment of Inactive Employees at any date it deems appropriate which is no later than the date of hire by Purchaser Parent or any Purchaser). Such Employees who accept offers of employment from Purchaser Parent or any Purchaser and who complete all necessary documents in order to commence employment with Purchaser Parent or such Purchaser (as applicable), and commence employment with Purchaser Parent or any Purchaser immediately following the Closing (or, in the case of any Inactive Employee not identified on Schedule 6.3(b), immediately following the date each such Inactive Employee is able to return to active employment), all employees of any Acquired Subsidiary as of the Closing Date, and all UK Employees who are transferred to the applicable Purchaser under Applicable Law shall be the “Hired Employees.” Neither Seller Parent nor any of its Affiliates shall state or represent to any Employees not identified on the Employee List (as updated in accordance with the first sentence of Section 6.3(b)) that Purchaser Parent or any Purchaser is obligated to continue such Employees’ employment or will offer such Employees employment.
          (e) Seller Parent, Purchaser Parent and each of their applicable Affiliates acknowledge that certain employee transfer regulations will apply to the transfer of certain Non-U.S. Employees under Applicable Law, including without limitation the Transfer of Undertakings (Protection of Employment) regulations 2006, as amended, which applies to the transfer of the UK Employees to the applicable Purchaser, together with ITW Limited’s rights, duties and obligations under the contracts of employment of the UK Employees, and Seller Parent, Purchaser Parent and each of their applicable Affiliates agree to satisfy and comply with any employee transfer regulations that apply to the transfer of Non-U.S. Employees in accordance with and subject to Applicable Law.
          (f) Purchaser Parent or the applicable Purchaser hereby agrees to continue to be bound by and comply with the terms of any written employment agreements between any Employee and any Seller or Acquired Subsidiary for each Employee who becomes a Hired Employee, subject to and only to the extent required under Applicable Law; provided that nothing in this Section 6.3(f)shall obligate Purchaser Parent or any Purchaser to continue to be bound by or comply with the terms of any such employment agreement for any period longer than as required under such employment agreement or under Applicable Law.
          (g) Purchaser Parent or the applicable Purchaser hereby agrees that, from and after the Closing Date, Purchaser Parent or Purchaser shall grant all Hired Employees credit for any service with the Seller Parent or its Affiliates earned prior to the Closing Date (i) for eligibility and vesting purposes (but for no other purpose) under any employee benefit plan, program or arrangement established or maintained by Purchaser Parent or the applicable Purchaser in which such Hired Employees participate on or after the Closing Date, whether or not such plan, program or arrangement is an Employee Benefit Plan/Scheme, (ii) for purposes of vacation and severance benefits, and (iii) for any other purpose as required under Applicable Law.
          (h) On and after the Closing Date, to the extent legally applicable, Seller Parent shall (or cause each of its applicable Affiliates to) have all responsibility and liability for meeting all requirements under “COBRA” with respect to each Person who is or becomes an “M & A qualified beneficiary,” within the meaning of Treas. Reg. Sec. 54.4980B-9, Q/A-4(b), with respect to the Finishing Business (including any individual who has a qualifying event as a result of the transactions contemplated by this Agreement).
          (i) Seller Parent shall (or cause each of its applicable Affiliates to) pay all salary, wages, pro rata bonus amounts under the ITW Executive Incentive Program to those Employees listed on Schedule 1.1, and other employment-related benefits, excluding all amounts owed for accrued vacation or other paid leave (which amounts shall be assumed by Purchasers, but only to the extent such amounts are included in the Final Closing Balance Sheet) and amounts owed under the Transaction Support Award Program and identified in Schedule 1.1, which are subject to Section 6.3(j), earned or accrued through the Closing Date for all Employees not employed by an Acquired Subsidiary, including for all Hired Employees (other than Employees employed by an Acquired Subsidiary) in accordance with Applicable Law and Sellers’ past practices. Seller Parent shall (or cause each of its applicable Affiliates to) pay all severance that may due and payable as a result loss or deemed on constructive termination of employment in connection with the transactions contemplated by this Agreement. Seller Parent or its applicable Affiliates shall make any payments required to be made by under this Section 6.3(i) either by making such payments directly to such Employees or, in the event Purchaser Parent or any Purchaser pays any Employee any such amount, by reimbursing Purchaser Parent or the applicable Purchaser for such payment to the degree such payment was not reflected on the Final Closing Balance Sheet. No later than five Business Days after the Closing Date, Seller Parent shall provide to Purchaser Parent the gross pro rata bonus amount under the ITW Executive Incentive Program paid to each Employee under this Section 6.3(i).
          (j) Transaction Support Award Program.
          (i) As soon as practicable following the Closing Date, Purchaser Parent shall pay the payments then due and owing under the Transaction Support Award Program in accordance with the terms of such program, as described on Schedule 1.1. No later than five Business Days after Sellers receive an invoice from Purchaser Parent setting forth in reasonable detail the amount of such payments made by Purchaser Parent pursuant to this Section 6.3(j)(i), Sellers shall reimburse Purchaser Parent for the amount by which such payments exceeds $500,000, by wire transfer of immediately available funds to an account or accounts designated by Purchaser Parent.
          (ii) On the date that is six months following the Closing Date, Purchaser Parent shall pay the payments then due and owing under the Transaction Support Award Program in accordance with the terms of such program, as described on Schedule 1.1. No later than five Business Days after Sellers receive an invoice from Purchaser Parent setting forth in reasonable detail the amount of such payments made by Purchaser pursuant to this Section 6.3(j)(ii), Sellers shall reimburse Purchaser Parent for the amount by which such payments exceeds $500,000, by wire transfer of immediately available funds to an account or accounts designated by Purchaser Parent.
          (iii) The parties shall treat any payments from Sellers to Purchaser Parent pursuant to this Section 6.3(j) as an adjustment to the Purchase Price for all federal, state,

local, and foreign Tax purposes (unless otherwise required by a Governmental Authority).
(k) Employee Matters. With respect to any Hired Employees, as applicable:
          (i) Sellers and Purchaser Parent or the applicable Purchaser shall treat the applicable Purchaser employer as a “successor employer” and Sellers as a “predecessor employer” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code for purposes of Taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act; and
          (ii) Sellers will utilize, or will cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.
          (l) Seller Parent and its Affiliates shall use commercially reasonable efforts, before and after the Closing, to provide such information as Purchaser Parent or any Purchaser may reasonably request for purposes of fulfilling their obligations under this Section 6.3.
          6.4 Tax Matters.
          (a) Payment of Taxes. Sellers, jointly and severally, will satisfy (or cause to be satisfied) in full when due all Taxes with respect to (1) any Seller or any Acquired Subsidiary with respect to any Pre-Closing Tax Period, (2) the Finishing Business with respect to any Pre-Closing Tax Period, (3) any member of an affiliated, consolidated, combined or unitary group of which any Seller (or any predecessor thereto) or Acquired Subsidiary is or was a member before Closing, including Taxes pursuant to Treasury Regulation 1.1502-6 or any similar Applicable Law, and (4) any Person (other than a Seller) imposed on any Seller or any Acquired Subsidiary or with respect to the Finishing Business for any period as a transferee or successor with respect to any transaction occurring on or before the Closing Date, by Applicable Law, Contract or otherwise (all of such Taxes being the “Pre-Closing Taxes”). Purchaser Parent will satisfy (or cause to be satisfied) in full when due all Taxes attributable to the Finishing Business with respect to any period that is not a Pre-Closing Tax Period, including Taxes of each Acquired Subsidiary that are not Pre-Closing Taxes. If Purchaser Parent is required under Section 6.4(b) to file a Tax Return that involves Pre-Closing Taxes, then no later than five Business Days before the filing of any such Tax Return, Seller Parent will pay to Purchaser Parent an amount equal to the amount of Taxes shown due on such Tax Return for which any Seller is obligated under this Section 6.4(a) with respect to such Tax Return.
          (b) Filing Responsibility. Sellers will prepare and timely file (or cause to be prepared and timely filed) all (1) Tax Returns of any Seller or any Acquired Subsidiary required to be filed on or before the Closing Date (after taking into account extensions therefor) and (2) all Tax Returns with respect to the Finishing Business or the Acquired Assets with respect to any Pre-Closing Tax Period that are required to be filed on or after the Closing Date. To the extent that any such Tax Returns filed by Sellers relate to any Acquired Subsidiary, such Tax Returns shall be prepared in accordance with past practice (unless a contrary position is required by Applicable Law). Purchaser Parent will prepare and timely file (or cause to be prepared and timely filed) all

Tax Returns that Sellers and the Acquired Subsidiaries are not obligated to file (or cause to be filed) pursuant to this Section 6.4(b). Purchaser Parent and Sellers will discharge all Tax liabilities shown on any Tax Return based on the assumption and allocation of Tax liabilities provided in this Agreement without regard to the party that has prepared the Tax Return, and the party responsible for payment of any amount of Taxes shown due on a Tax Return shall pay such unpaid amount to the party filing the Tax Return no later than one Business Day prior to the filing of such Tax Return.
          (c) Straddle Periods. In the case of a Straddle Period, the amount of any Pre-Closing Taxes based on income, gain, or profits shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any Acquired Subsidiary that is a partnership or other pass-through entity shall be deemed to terminate at such time), and the amount of other Taxes for the Straddle Period that are treated as Pre-Closing Taxes shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
          (d) Transfer Taxes. Seller Parent and Purchaser Parent each shall pay one-half of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”); provided, however, that if the aggregate amount of all such Transfer Taxes exceeds $1,000,000, Seller Parent shall pay all Transfer Taxes to the extent they exceed $1,000,000. Sellers shall, at their own expense, file all necessary Tax Returns, reports, forms, and other documentation with respect to all such Taxes, fees and charges.
          (e) Tax-Sharing Agreements. Each Seller and each Acquired Subsidiary will terminate all Tax-sharing agreements and similar arrangements with respect to any Acquired Subsidiary or the Finishing Business before or as of the Closing Date to the extent required to cause no Acquired Subsidiary to be bound therefor or have any Liability thereunder after the Closing Date.
          (f) Audits and Contests Regarding Taxes.
          (i) Any party that receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to an Acquired Subsidiary or the Finishing Business that may give rise to a liability of another party (a “Tax Proceeding”), shall promptly notify the other party within ten Business Days of the receipt of such notice; provided, however, that failure to give such notice shall not affect the indemnification obligations under Article 8 unless (and only to the extent that) such failure prejudices the indemnifying party. The parties each agree to consult with and to keep each other informed on a regular basis regarding the status of any Tax Proceeding to the extent that such Tax Proceeding could affect such other party (including indemnity obligations hereunder).
          (ii) Sellers shall have the right to represent their interests in any Tax Proceeding and to employ counsel of their choice and at their expense, to the extent such

Tax Proceeding pertains to a Pre-Closing Tax Period of an Acquired Subsidiary, and no such Tax Proceeding shall be closed, settled, or otherwise terminated without the prior written consent of the Sellers, which consent will not be unreasonably withheld.
          (g) Cooperation on Tax Matters. Purchasers and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 6.4 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s reasonable request) access to the records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available as reasonably requested on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Sellers shall retain all books and records with respect to Tax matters pertinent to the Finishing Business relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchasers, any extensions thereof) of the respective Tax periods, and abide by all record-retention agreements entered into with any Governmental Authority.
          (h) 338(g) Election. Purchasers shall not, and shall not permit any Acquired Subsidiary to, file an election under section 338(g) of the Code (or any corresponding provision of state, local or non-U.S. law) with respect to any Acquired Subsidiary without the prior written consent of Seller Parent.
          (i) Survival of Obligations. The obligations of the parties set forth in this Section 6.4 shall be unconditional and absolute and shall remain in effect until the expiration of the applicable period of limitations on assessments.
          6.5 Environmental Investigation and Remediation. Seller Parent shall not be responsible for any investigation or remediation costs if such investigation or remediation is not required to comply with relevant Environmental Law. Purchasers and Purchaser Parent shall conduct any required environmental investigation of the Owned Real Property or any Leased Real Property in a commercially reasonable manner consistent with the American Society for Test and Measurement (“ASTM”) “E1527-05 Standard Practice for Environmental Site Assessments; Phase I Environmental Site Assessment Process” and, if intrusive investigation is prudent, ASTM “E1903-97 (2002) Standard Guide for Environmental Site Assessments; Phase II Environmental Site Assessment Process” or substantially equivalent consensus standards. When intrusive investigation is prudent, analytical results for environmental media samples shall be compared to relevant screening and cleanup standards consistent with commercial-industrial land use. Seller Parent shall not be responsible for costs to delineate contamination or remediate soil or groundwater to comply with unrestricted land use standards (including but not limited to residential standards). Purchasers and Purchaser Parent shall, where applicable, utilize site-specific risk assessment, engineered barriers, and environmental land use restrictions in lieu of active in situ or ex situ remediation techniques to satisfy requirements of relevant Environmental Law. Purchasers and Purchaser Parent shall (1) keep Seller Parent informed of the commencement and progress of any required investigation or remediation of the Owned Real Property or any Leased Real Property and provide Seller Parent with copies of analytical results for environmental media samples from investigation or remediation and copies of reports submitted to any Governmental Authority; and (2) provide reasonable advance notice to Seller

Parent of meetings with any Governmental Authority or affected third party regarding investigation or remediation of the Owned Real Property or any Leased Real Property and allow Seller Parent’s representative to attend such meetings.
ARTICLE 7
CONDITIONS TO CLOSING AND CLOSING DELIVERIES
          7.1 Conditions of Purchaser’s Obligations. Purchasers’ and Purchaser Parent’s obligations to effect the transactions contemplated by this Agreement are subject to fulfillment at or prior to the Closing of each of the following conditions precedent, unless waived in writing by Purchaser Parent:
          (a) Representations and Warranties. Each of the representations and warranties made by Sellers in this Agreement shall be true and correct in all material respects as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all material respects as of such earlier date). Solely for purposes of this Section 7.1(a), any representation or warranty made by Sellers herein (other than the representation in Section 4.6(a)) that is qualified by materiality or Material Adverse Effect will be read as if each such qualifier were not present.
          (b) Covenants. Sellers shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by them prior to or as of the Closing Date.
          (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.
          (d) Approvals; Absence of Certain Legal Proceedings. The parties shall have received all approvals, authorizations, and consents of all Governmental Authorities required in connection with the consummation of the transactions contemplated by this Agreement and the applicable waiting period (and any extension thereof) under the HSR Act and any waiting period or comparable period under similar non-U.S. antitrust or competition laws applicable to the transactions contemplated by hereby shall have expired or shall have been duly terminated, and all approvals and clearances required under similar non-U.S. antitrust or competition laws applicable to the transactions contemplated hereby shall have been received. No suit or other legal proceeding shall be pending or shall have been commenced that seeks to restrict or prohibit the transactions contemplated by this Agreement.
          (e) Consents. The third-party consents and approvals necessary to consummate the transactions contemplated by this Agreement and listed on Schedule 7.1(e) shall have been obtained, in form and substance reasonably satisfactory to Purchaser Parent, and delivered to Purchaser Parent.
          (f) Financial Statements.
          (i) Sellers shall have delivered to Purchaser Parent audited consolidated balance sheets of the Finishing Business as of December 31, 2009 and December 31, 2010 and audited statements of operations, cash flows, stockholders’ equity and other comprehensive income for the years ended December 31, 2008, December 31, 2009, and December 31, 2010 (such audited balance sheets and statements, collectively, the “Audited Financial Statements”), along with unqualified audit reports from Deloitte & Touche LLP with respect to the Audited Financial Statements to enable Purchaser Parent to satisfy its post-Closing reporting obligations under the Exchange Act with respect to the transactions contemplated by this Agreement. Except as set forth on Schedule 4.5, the Audited Financial Statements shall not, individually or in the aggregate, be inconsistent in any material respect with the Management Financial Statements for the periods to which the Audited Financial Statements relate.
          (ii) Sellers shall have delivered to Purchaser Parent unaudited consolidated financial statements of the Finishing Business as of and for such interim periods as are necessary to enable Purchaser Parent to satisfy its post-Closing reporting obligations under the Exchange Act with respect to the transactions contemplated by this Agreement.
          (g) Sellers’ Closing Deliveries. Sellers shall have delivered to Purchaser Parent (or such other party as appropriate) the following:
          (i) a certificate, dated as of the Closing Date, duly executed by the Secretary of Sellers, certifying as to (1) true and complete copies of the organizational documents of each Seller, (2) true and complete copies of the resolutions of the boards of directors of each Seller approving this Agreement and the Ancillary Agreements, and (3) setting forth the names of each of the officers of each Seller authorized to execute this Agreement and all documents, certificates and agreements ancillary hereto, together with their specimen signatures;
          (ii) a certificate, dated as of the Closing Date, from Sellers, duly executed by an officer of Sellers, certifying that the conditions specified in Sections 7.1(a), (b), and (c) have been satisfied as of the Closing Date;
          (iii) a Certificate of Good Standing of each Seller and each Acquired Subsidiary from the applicable Governmental Authority, dated no more than ten days prior to the Closing Date;
          (iv) the Bill of Sale, duly executed by Sellers;
          (v) certificates evidencing all of the outstanding ownership interests in the Acquired Subsidiaries, duly endorsed for transfer or accompanied by duly executed assignments separate from certificates in form suitable for transfer;
          (vi) the Non-U.S. Subsidiary Purchase Agreements, duly executed by the applicable Sellers;
          (vii) the Designated Acquired Assets Transfer Documents, duly executed by the applicable Sellers;
          (viii) the Transition Services Agreement, duly executed by Sellers;
          (ix) assignments to the applicable Purchaser of each of the Real Property Leases to which any Seller is a party, duly executed by the applicable Sellers, together with any consents required in connection with such assignments (and any consents required pursuant to any Real Property Lease to which any Acquired Subsidiary is a party in connection with the consummation of the transactions contemplated by this Agreement);
          (x) special or limited warranty deeds, duly executed by the applicable Sellers and in recordable form, conveying the Owned Real Property of Sellers to the applicable Purchaser free and clear of all Liens, except for (1) Permitted Liens and (2) such matters as are acceptable to Purchaser Parent in its sole and absolute discretion, together with all documents or instruments that may be required under Applicable Law or reasonably required by Purchaser Parent’s title insurance company to transfer the Owned Real Property of Sellers to the applicable Purchasers subject only to Permitted Liens, including any Seller’s affidavits, title affidavits, “gap undertakings” or non-imputation affidavits required by such title insurance company and any revenue or tax certificates or statements, or any certifications related to the environmental condition of such Owned Real Property;
          (xi) binding title insurance policies (which may be in the form of marked-up title insurance commitments) covering each parcel of the Owned Real Property, issued on a current form of ALTA owner’s title insurance policy by a title insurance company reasonably acceptable to Purchaser Parent, and insuring fee simple title to each parcel of the Owned Real Property in the applicable Purchaser or its designee as of the Closing Date (including all recorded appurtenant easements insured as separate legal parcels), with gap coverage from the Closing through the date of recording, subject to no exceptions to coverage that are not reasonably acceptable to Purchaser Parent, providing coverage in such amount as Purchaser Parent reasonably determines to be the value of each such parcel of Owned Real Property, and including an extended coverage endorsement (insuring over the general or standard exceptions) and ATLA Form 3.1 zoning or its equivalent (with parking and loading docks) and all other endorsements reasonably requested by Purchaser Parent, all in form and substance reasonably satisfactory to Purchaser Parent;
          (xii) releases, termination statements or satisfactions, as appropriate, as to all Liens on the Acquired Assets (other than Permitted Liens);
          (xiii) the third-party consents identified on Schedule 7.1(e), in form and substance reasonably satisfactory to Purchaser Parent;
          (xiv) a certificate dated as of the Closing Date from each Seller that is conveying any interest in real property in the United States, in the applicable form set forth in Section 1.1445-2(b)(2)(iii) of the United States Treasury Regulations, so that

Purchaser Parent is exempt from withholding any portion of the Purchase Price thereunder; and
          (xv) all other documents, instruments or writings required to be delivered to Purchaser Parent or any Purchase at or prior to Closing pursuant to this Agreement, and such other certificates of authority and documents as Purchaser Parent may reasonably request.
          7.2 Conditions of Sellers’ Obligations. Sellers’ obligations to effect the transactions contemplated by this Agreement are subject to fulfillment at or prior to the Closing of each of the following conditions precedent, unless waived in writing by Seller Parent:
          (a) Representations and Warranties. Each of the representations and warranties made by Purchaser Parent and Purchasers in this Agreement shall be true and correct in all material respects when made and as of the Closing Date (except for those representations that speak as of an earlier date, which shall be true in all material respects as of such earlier date). Solely for purposes of this Section 7.2(a), any representation or warranty made by Purchaser Parent or any Purchaser herein that is qualified by materiality or will be read as if each such qualifier were not present.
          (b) Covenants. Purchasers and Purchaser Parent shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by Purchasers and Purchaser Parent prior to or as of the Closing Date.
          (c) Approvals; Absence of Certain Legal Proceedings. The parties shall have received all approvals, authorizations, and consents of all Governmental Authorities required in connection with the consummation of the transactions contemplated by this Agreement and the applicable waiting period (and any extension thereof) under the HSR Act and any waiting period or comparable period under similar non-U.S. antitrust or competition laws applicable to the transactions contemplated by hereby shall have expired or shall have been duly terminated, and all approvals and clearances required under similar non-U.S. antitrust or competition laws applicable to the transactions contemplated hereby shall have been received. No suit or other legal proceeding shall be pending or shall have been commenced that seeks to restrict or prohibit the transactions contemplated by this Agreement.
          (d) Purchaser’s Closing Deliveries. Purchaser Parent shall have delivered to Sellers (or such other party as appropriate) the following:
          (i) the Initial Purchase Price, payable in accordance with Section 3.1;
          (ii) a certificate, dated as of the Closing Date, from Purchaser Parent, duly executed by an officer of Purchaser Parent, certifying that the conditions specified in Sections 7.2(a) and (b) have been satisfied as of the Closing Date;
          (iii) the Bill of Sale, duly executed by the applicable Purchasers;

          (iv) the Non-U.S. Subsidiary Purchase Agreements, duly executed by the applicable Purchasers;
          (v) the Designated Acquired Assets Transfer Documents, duly executed by IP Purchaser or its designee(s);
          (vi) the Transition Services Agreement, duly executed by Purchasers;
          (vii) assignment agreements relating to each of the Real Property Leases to which any Seller is a party, as necessary; and
          (viii) all other documents, instruments or writings required to be delivered to Sellers at or prior to Closing pursuant to this Agreement.
ARTICLE 8
INDEMNIFICATION
          8.1 Survival.
          (a) The representations and warranties of the parties contained in this Agreement shall survive the Closing and continue in full force and effect for a period of 18 months thereafter, except that (i) the representations and warranties set forth in Sections 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3, 4.4(a), 5.1(a), 5.1(b), 5.1(c), and 5.2 shall survive the Closing and continue in full force and effect indefinitely, (ii) the representations and warranties set forth in Sections 4.8, 4.24 and 5.4 shall survive the Closing and continue in full force and effect until 90 days following the expiration of the applicable statute of limitations, and (iii) the representations and warranties set forth in Section 4.16 shall survive the Closing and continue in full force and effect for a period of five years thereafter. The expiration of the applicable survival period for the representations and warranties provided herein shall not affect the rights of a party in respect of any claim made by such party in a notice, given in compliance with Section 8.5 or Section 8.6 (as applicable), to the indemnifying party before the expiration of the applicable survival period.
          (b) No claim for indemnity may be made under Section 8.2(c)(2) unless notice thereof shall have been given to Sellers on or before the tenth anniversary of the Closing Date.
          (c) No claim for indemnity may be made under Section 8.2(j) unless notice thereof shall have been given to Sellers on or before the third anniversary of the Closing Date.
          8.2 Indemnification by Sellers. Seller Parent will indemnify Purchaser Parent, Purchasers and their affiliates (including, after the Closing, the Acquired Subsidiaries) and their respective directors, managers, officers, members, employees, agents, representatives, successors and assigns (collectively, the “Purchaser Group”) from and against any and all Damages that are incurred by the Purchaser Group arising from or related to:
          (a) any breach of or inaccuracy in any representation or warranty made by Sellers in this Agreement or in any certificate delivered by Sellers pursuant to this Agreement (except that any breaches of and inaccuracies in the representations and warranties in Section 4.16 shall be subject to Section 8.2(c)(1));
          (b) any breach of or failure by any Seller to perform any covenant or obligation set out or contemplated in this Agreement;
          (c) (1) any breach of or inaccuracy in any representation or warranty contained in Section 4.16, or (2) any Liability with respect to any Owned Real Property or any Leased Real Property arising under any Environmental Law, except to the extent first arising out of acts first occurring after the Closing Date;
          (d) any Liability arising under or relating to any Environmental Law or relating to Hazardous Materials with respect to any real property formerly owned, leased, or occupied by any Seller or any Acquired Subsidiary;
          (e) any Excluded Assets or Excluded Liabilities;
          (f) Any liability incurred by Purchaser Parent related to obligations arising out of redacted information in the Settlement Agreement, dated as of October 23, 2008 between Seller Parent, U.S. Seller, 3M Company, and 3M Innovative Properties Company and made available to Purchaser Parent prior to the date hereof;
          (g) any Liability of any Seller or Acquired Subsidiary (including Liabilities for Taxes, but excluding any Liability of any Acquired Subsidiary under the executory portion of any Contract (except for any Contract not disclosed in Section 4.11 of the Disclosure Schedules if (i) such non-disclosure constitutes a misrepresentation under Section 4.11 and (ii) the assumption of such Contract by any Purchaser would, in such Purchaser’s reasonable determination, materially and adversely affect Purchaser)) that does not appear on the Final Closing Balance Sheet or exceeds the amount of such liability shown on the Final Closing Balance Sheet, except to the extent arising out of acts of the Purchaser Group or any Acquired Subsidiary first occurring after the Closing Date;
          (h) any Liability of any Acquired Subsidiary arising under or relating to any pension or other retirement benefit plan for any Employees engaged or employed immediately prior to Closing wholly or primarily in the United States, the United Kingdom (including Liabilities under Section 75 of the UK Pensions Act 1995), or Australia, except to the extent arising out of acts of the Purchaser Group or any Acquired Subsidiary first occurring after the Closing Date;
          (i) any of the matters set forth on Schedule 2.3(g), except to the extent arising out of acts of the Purchaser Group or any Acquired Subsidiary first occurring after the Closing Date;
          (j) any Liability of any Seller or any Acquired Subsidiary with respect to any Business Intellectual Property arising under any intellectual property law at any time, including, without limitation, laws relating to patent infringement, but excluding any of the matters set forth on Schedule 2.3(g); or

          (k) any noncompliance with any Bulk-Transfer Laws or any Liability under any Tax laws as a result of Purchasers succeeding to Sellers as the owners of the Acquired Assets (except to the extent any such Liabilities are Assumed Liabilities).
          8.3 Indemnification by Purchaser. Purchasers and Purchaser Parent will, jointly and severally, indemnify Sellers and Sellers’ affiliates (other than, after the Closing, the Acquired Subsidiaries) and their respective directors, managers, officers, shareholders, members, agents, representatives, successors and assigns (collectively, the “Seller Group”) harmless from and against any and all Damages that are incurred by the Seller Group arising from or related to:
          (a) any breach of or inaccuracy in any representation or warranty made by Purchasers or Purchaser Parent in this Agreement or in any certificate delivered by Purchasers or Purchaser Parent pursuant to this Agreement;
          (b) any breach of or failure by any Purchaser or Purchaser Parent to perform any covenant or obligation set out or contemplated in this Agreement; or
          (c) any Assumed Liability (except to the extent that Purchaser Group is entitled to indemnification with respect to such Assumed Liability under Section 8.2 or would be so entitled but for the limitations set forth in Section 8.1 and Section 8.4).
          8.4 Limitations on Indemnification.
          (a) The maximum amount of indemnification payments the Purchaser Group shall be entitled to receive from Seller Parent for Damages under Section 8.2(a) (and not Sections 8.2(b) through (k), which shall not be subject to the limitations described in this Section 8.4(a)) shall be $97.5 million in the aggregate (the “Indemnification Cap”); provided, however, that the foregoing limitation shall not apply to, and Damages arising out of any of the following shall not be taken into consideration for purposes of determining whether the Indemnification Cap has been reached in respect of Damages under Section 8.2(a): (i) any breach of the representations and warranties made by Sellers in Section 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3, 4.4(a), 4.8, or 4.24; or (ii) any breach of any representation or warranty made by Sellers in this Agreement which constitutes fraud or intentional misrepresentation.
          (b) The maximum amount of indemnification payments the Purchaser Group shall be entitled to receive from Seller Parent for Damages under Section 8.2(a) with respect to breaches of the representations and warranties made by Sellers in Section 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3, 4.4(a), 4.8, or 4.24 in the aggregate, shall be the amount of the Purchase Price.
          (c) Seller Parent shall have no liability under Section 8.2(a) (other than for any breach of or inaccuracy in any representation or warranty set forth in Section 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3, 4.4(a), 4.8, or 4.24 for which indemnification shall be available on a first-dollar basis) until the aggregate of all Damages arising out of all matters set forth in Section 8.2(a) exceeds $2 million, and then only to the extent of the excess.

          (d) Seller Parent shall have no liability under Section 8.2(c) until the aggregate of all Damages arising out of all matters set forth in Section 8.2(c) exceeds $5 million, and then only to the extent of the excess.
          (e) Notwithstanding anything herein to the contrary, for purposes of indemnification pursuant to Section 8.2(i), Damages shall include only one-half (rather than all) of any court costs and reasonable attorneys’ fees and expenses.
          (f) The maximum amount of indemnification payments the Purchaser Group shall be entitled to receive from Seller Parent for Damages under Section 8.2(j) shall be $10 million in the aggregate.
          (g) For purposes of this Article 8, in determining the amount of Damages arising from or relating to any breach of or inaccuracy in any representation or warranty in this Agreement (but not for purposes of determining whether such a breach or inaccuracy occurred), all materiality and Material Adverse Effect qualifiers will be ignored and each such representation and warranty will be read and interpreted without regard to such qualifier.
          (f) Limitations on Indemnification Obligations.
          (i) The Purchaser Group shall not have a right to assert claims under any provision of this Agreement for any Damages to the extent that such Damages arise out of actions taken by or omitted to be taken by Purchaser or the Finishing Business after the Closing Date.
          (ii) The rights of the Purchaser Group to indemnification pursuant to the provisions of Section 8.2(a) are subject to the following limitations: the amount of any and all Damages will be determined net of any (1) applicable accruals or reserves included in the calculation of the Net Operating Assets on the Final Closing Statement; (2) amounts actually recovered by the Purchaser Group under indemnification agreements or arrangements with third parties or under insurance policies with respect to such Damages (and no right of subrogation shall accrue to any such third party indemnitor or insurer hereunder), and (3) an amount equal to the Tax savings or benefits actually realized by the Purchaser Group that is attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Damages. An Indemnified Party shall use commercially reasonable efforts to collect any applicable insurance proceeds (including (A) an assignment to the Indemnifying Party of its right to pursue claims thereto (to the extent freely assignable) and (B) providing the Indemnifying Party with reasonable assistance in pursuing any such assigned claim (at the Indemnifying Party’s sole cost and expense).
          (iii) Notwithstanding anything to the contrary contained herein, upon any Indemnified Party’s becoming aware of any claim as to which indemnification may be sought by such Indemnified Party pursuant to this Article 8, such Indemnified Party shall utilize all reasonable efforts, consistent with normal practices and policies and good commercial practice, to mitigate such Losses.

          (g) Exclusive Remedy. Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, indemnification pursuant to the provisions of this Article 8 shall be the sole and exclusive remedy for Damages (but not for injunctive or other non-monetary relief) with respect to any and all claims (whether in contract or tort) relating to this Agreement, including any breach of the covenants, agreements, representations or warranties set forth herein, the subject matter of this Agreement and the transactions contemplated hereby, except to the extent of fraud or willful misconduct by any Person.
          8.5 Procedure for Indemnification of Third Party Claims.
          (a) Notice of Third Party Claims. If any action, claim, suit, proceeding, arbitration, order, or governmental investigation or audit is filed or initiated by any third party (a “Third Party Claim”) against any party entitled to the benefit of indemnity under this Agreement (an “Indemnified Party”), written notice of such Third Party Claim shall be given to the party owing indemnity (an “Indemnifying Party”) as promptly as practicable (and in any event within 30 days after the service of the citation or summons, or on such earlier date as is required to comply with legal process); provided, however, that the failure of any Indemnified Party to give timely notice shall not affect any rights to indemnification hereunder except to the extent that the Indemnifying Party demonstrates actual damage caused by such failure.
          (b) Defense and Settlement. If any Third Party Claim is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim and, at its option (unless (i) the Indemnifying Party is also a party to such Third Party Claim and the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnified Party and the Indemnifying Party or (ii) the Indemnified Party has failed to assume the defense of the Third Party Claim within 15 days after receipt of notice thereof), to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for which the Indemnifying Party may have an indemnification obligation pursuant to Section 8.2(i) or (j). If the Indemnifying Party assumes the defense of a Third Party Claim, (i) no compromise or settlement of such Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation of Applicable Law or the rights of any Person by the Indemnified Party (or any of its affiliates or their respective directors, managers, officers, shareholders, members, agents, or representatives) and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (ii) the Indemnified Party shall have no Liability with respect to any compromise or settlement of such Third Party Claim effected without its consent. If the Indemnifying Party assumes the defense of any Third Party Claim, then the Indemnifying Party will keep the Indemnified Party reasonably informed of the progress of the defense and any compromise or settlement of such claim and will consult with, when appropriate, and consider any reasonable advice from, the Indemnified Party with respect to any such defense, compromise, or settlement. If notice is given to an Indemnifying Party of the commencement of any Third Party Claim and the Indemnifying Party does not, within 15 days after the Indemnified

Party’s notice is given, elect to assume the defense of such Third Party Claim, the Indemnifying Party shall be bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Indemnified Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party may participate at its own expense in such defense (including in any proceedings regarding such Third Party Claim) and will have the right to receive copies of all notices, pleadings or other similar submissions regarding such defense.
          (c) Non-Monetary Claims. Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Third Party Claim would adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Third Party Claim, but the Indemnifying Party shall not be bound by any determination of a Third Party Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).
          8.6 Procedure for Indemnification of Other Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought.
          8.7 Tax Treatment of Indemnity Payments. The parties shall treat any indemnity payments made pursuant to this Article 8 as an adjustment to the Purchase Price for all federal, state, local, and foreign Tax purposes (unless otherwise required by a Governmental Authority).
ARTICLE 9
MISCELLANEOUS
          9.1 Termination.
          (a) This Agreement may be terminated:
          (i) at any time prior to the Closing by mutual written agreement of Purchaser Parent and Seller Parent;
          (ii) by Purchaser Parent, at any time prior to the Closing in the event that any Seller is in breach, in any material respect, of any of the representations, warranties or covenants made by Sellers in this Agreement; provided, however, that such condition is not the result of any breach of any representation, warranty or covenant of any Purchaser or Purchaser Parent set forth in this Agreement;
          (iii) by Seller Parent, at any time prior to the Closing in the event that any Purchaser or Purchaser Parent is in breach, in any material respect, of any of the representations, warranties or covenants made by any Purchaser or Purchaser Parent in this Agreement; provided, however, that such condition is not the result of any breach of any covenant representation, warranty or covenant of Sellers set forth in this Agreement;

          (iv) by Purchaser Parent, if any condition in Section 7.1 becomes incapable of fulfillment at Closing; provided that Purchaser Parent has not waived such condition;
          (v) by Seller Parent, if any condition in Section 7.2 becomes incapable of fulfillment at Closing; provided that Seller Parent has not waived such condition; or
          (vi) by Seller Parent, on the one hand, or Purchaser Parent, on the other hand, at any time after October 31, 2011 (the “Termination Date”), if the Closing shall not have occurred by such date, unless the failure or delay resulted primarily from the breach of any representation, warranty or covenant contained in this Agreement by the party or parties initiating such termination; provided, however, that if all of the conditions set forth in Article 7, other than any of the conditions set forth in Section 7.1(d) and Section 7.2(c) and those conditions that by their terms cannot be satisfied until the Closing, have been waived or satisfied prior to October 31, 2011, the Termination Date shall be April 1, 2012.
          (b) Any termination of this Agreement pursuant to Section 9.1(a)(ii), (iii) or (iv) shall be effected by written notice from Seller Parent to Purchaser Parent (if Seller Parent is the terminating party) or Purchaser Parent to Seller Parent (if Purchaser Parent is the terminating party), which notice shall specify the basis therefor. Any termination of this Agreement pursuant to Section 9.1(a)(ii), (iii) or (iv) shall not terminate the liability of any party for any breach or default of any representation, warranty, covenant or other agreement set forth in this Agreement which exists at the time of such termination, and the provisions of Articles 8 and 9 shall survive any termination of this Agreement pursuant to Section 9.1(a)(ii), (iii) or (iv).
          (c) In the event that this Agreement shall be terminated by Purchaser Parent pursuant to Section 9.1(a)(iv) (but for purposes of Section 9.1(a)(iv) only if the incapability of fulfillment of a condition in Section 7.1 is attributable to the HSR Act or any similar foreign statute and regulations promulgated under such laws (collectively, “Antitrust Laws”)) and all of the conditions to Closing set forth in Section 7.1 (other than (i) the conditions set forth in Section 7.1(d), but for purposes of Section 7.1(d) only if the failure of such condition to be satisfied is attributable to Antitrust Laws, and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Purchaser Parent shall pay to Seller Parent, within five Business Days of such termination, a termination fee equal to $20,000,000 (the “Termination Fee”). Receipt by Seller Parent of such Termination Fee shall constitute an election of remedies and shall preclude Sellers and their Affiliates from any other remedy against Purchaser Parent and its Affiliates to which any Seller or any of its Affiliates may otherwise be entitled under this Agreement (notwithstanding anything to the contrary herein), at law, or in equity.
          9.2 Expenses. Except as otherwise expressly provided herein, each party to this Agreement shall pay all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of its legal, accounting and financial advisors.

          9.3 Governing Law; Venue; Waiver of Jury Trial. This Agreement shall be construed under and governed by the laws of the State of Delaware without regard to the conflicts of law principles of any jurisdiction. Any action brought to enforce any provision of this Agreement shall be brought in the Delaware court of Chancery, and the parties hereto hereby consent to the jurisdiction of such court. TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST IT IN RESPECT OF ITS OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          9.4 Notices. All notices required or permitted to be given under this Agreement shall be in writing and shall be deemed given (i) when delivered in person, (ii) three Business Days after being deposited in the United States mail, postage prepaid, registered or certified mail addressed as set forth below, (iii) on the next Business Day after being deposited with a nationally recognized overnight courier service addressed as set forth below, or (iv) upon dispatch if sent by facsimile with confirmation of receipt from the intended recipient to the facsimile number set forth below (or to such other respective addresses as may be designated by notice given in accordance with the provisions of this Section, except that any notice of change of address shall not be deemed given until actually received by the party to whom directed):
If to any Seller:
Illinois Tool Works Inc.
Attention: Jane Warner, Executive Vice President
3600 West Lake Avenue
Glenview, Illinois 60026
Fax: 847-657-4600
with a copy to its counsel at:
Illinois Tool Works Inc.
Attention: Corporate Secretary
3600 West Lake Avenue
Glenview, Illinois 60026
Fax: 847-657-4600
If to Purchaser Parent or any Purchaser:
Graco Inc.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413
Attn: General Counsel
Tel. No.: 612-623-6604
Fax No.: 612-623-6944

with a copy to:
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attn: Michael A. Stanchfield
Tel. No.: 612-766-7764
Fax No.: 612-766-1600
          9.5 Entire Agreement; Amendment. This Agreement, including the schedules and exhibits, constitutes the entire agreement between the parties and supersedes all prior discussions, negotiations and understandings relating to the subject matter hereof, whether written or oral (including any letter of intent, term sheet, or memorandum of understanding). This Agreement may not be amended, altered, enlarged, supplemented, abridged, modified, or any provisions waived, except by a writing duly signed by the party to be bound thereby.
          9.6 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving the term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.
          9.7 Benefit; Assignability. This Agreement is enforceable by, and inures to the benefit of, the parties to this Agreement and their respective successors and assigns. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties hereto and any attempt to do so shall be void; provided, however, that Purchaser Parent or any Purchaser may assign any or all of its rights and interests hereunder (i) to one or more of its Affiliates, (ii) for collateral security purposes to any lender providing financing to Purchaser Parent or its Affiliates and any such lender may exercise all of the rights and remedies of Purchasers hereunder, and (iii) to any subsequent purchaser of Purchaser Parent, or any Purchaser or any material portion of their respective assets (whether such sale is structured as a sale of stock or membership interests, a sale of assets, a merger or otherwise).
          9.8 Counterparts. This Agreement may be executed in any number of counterparts and delivered via facsimile or other form of electronic transmission (including .pdf transmission), each of which shall be deemed an original and all of which shall constitute one agreement.
          9.9 Publicity and Disclosures. Sellers acknowledge that Purchaser Parent may be required to file this Agreement and related disclosures with the SEC and the New York Stock Exchange.
          9.10 No Third-Party Rights. Except as expressly contemplated by this Agreement,

nothing in this Agreement is intended, nor may be construed, to confer upon or give any Person, other than the parties hereto and the Persons entitled to indemnification under Article 8, any rights or remedies under or by reason of this Agreement.
          9.11 Headings. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
          9.12 Remedies. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive and are in addition to any and all rights, remedies, powers and privileges granted by law, rule, regulation or instrument. The parties agree that, in addition to any other relief afforded under the terms of this Agreement or by Applicable Law, the parties may enforce this Agreement by injunctive or mandatory relief to be issued by or against the other parties, it being understood that both damages and specific performance shall be proper modes of relief and are not to be understood as alternative remedies.
          9.13 Further Assurances. At the Closing and from time to time after the Closing, at the request of Purchaser Parent and without further consideration, Seller Parent shall, and shall cause its Subsidiaries to, promptly execute and deliver to Purchaser Parent or the applicable Purchaser such documents, certificates, and other instruments (including instruments of sale, conveyance, assignment and transfer) and take such other action, as may reasonably be requested by Purchaser Parent to sell, convey, assign and transfer to and vest in Purchasers, or to put Purchasers in possession of, the Acquired Assets and all benefits related thereto and to carry out the purposes of this Agreement.
          9.14 Disclosure Schedules. The Disclosure Schedules set forth the exceptions to the representations and warranties contained in Article 4 under headings referencing the sections and subsections (if any) of this Agreement to which such exceptions apply. The disclosures in the Disclosure Schedules relate only to the representations and warranties in the sections or subsections of the Agreement so indicated in the Disclosure Schedules and not to any other representation or warranty in this Agreement.
          9.15 Severability of Invalid Provision. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.
          9.16 Interpretation; Construction. In this Agreement: (a) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section where they appear); (b) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise; (c) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified and as in effect from time to time in accordance with the terms thereof; (d) unless expressly stated herein to the contrary, reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder; (e) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”; (f) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; (g) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; (h) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement; and (j) all dollar amounts are expressed in United States dollars unless otherwise expressly indicated.
          9.17 Seller Parent Guaranty.
          (a) Seller Parent (i) absolutely, unconditionally and irrevocably guarantees, as a principal and not as a surety, to the Purchaser Group the due and timely performance by Sellers of Sellers’ covenants, agreements, obligations, commitments, undertakings, and indemnities given or undertaken or expressed to be given or undertaken under this Agreement (collectively, the “Guaranteed Obligations”), and (ii) shall indemnify the Purchaser Group and hold the Purchaser Group harmless against any Damages which the Purchaser Group may suffer, sustain or become subject to as a result of any Seller’s failure to perform any such Guaranteed Obligations or enforcing this Section 9.17.
          (b) The guarantee provided by Seller Parent in this Section 9.17 shall be a continuing guarantee, shall be independent of any other remedy any Purchaser or Purchaser Parent may have to enforce the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations shall cease or terminate, and the guarantee herein provided will not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations. The liability of Seller Parent under this Section 9.17 will not be discharged, diminished or in any way affected by any circumstance which might otherwise constitute, in whole or in part, a defense available to, or a discharge of, any Seller in respect of the Guaranteed Obligations; provided, however, that the obligations and liability of Seller Parent under this Section 9.17 shall be subject to the same express limitations and conditions as apply to the Sellers’ obligations in respect of the Guaranteed Obligations under this Agreement.
*       *       *       *       *

          IN WITNESS WHEREOF, this Asset Purchase Agreement has been duly executed by the parties hereto as of the day and year first above written.

GRACO INC.

/s/ Patrick J. McHale
Name:	Patrick J. McHale
Its: President & CEO

GRACO HOLDINGS INC.

/s/ James A. Graner
Name:	James A. Graner
Its: CFO & Treasurer

GRACO MINNESOTA INC.

/s/ Patrick J. McHale
Name:	Patrick J. McHale
Its: CEO

ILLINOIS TOOL WORKS INC.

/s/ Jane L. Warner
Name:	Jane L. Warner
Its: Executive Vice President

ITW FINISHING LLC

/s/ Jane L. Warner
Name:	Jane L. Warner
Its: President
[Signature Page to Asset Purchase Agreement]